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Filed pursuant to General Instruction II.L.
of Form F-10 File No. 333-228593

The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 25, 2019

PRELIMINARY PROSPECTUS SUPPLEMENT
(to the Short Form Base Shelf Prospectus dated December 6, 2018)

FORTIS INC.

$    •
    •    COMMON SHARES

        This prospectus supplement, or the Prospectus Supplement, together with the short form base shelf prospectus dated December 6, 2018 to which it relates, as amended or supplemented, or the Prospectus, qualifies the distribution, or the Offering, of    •    common shares, or the Offered Shares, in the capital of Fortis Inc., or Fortis or the Corporation, at a price of $    •    per Offered Share, or the Offering Price. The Offered Shares will be sold pursuant to an underwriting agreement, or the Underwriting Agreement, dated November     •    , 2019 among the Corporation and Scotia Capital Inc.,     •    ,    •    and    •    , or, collectively, the Underwriters.

        The common shares of Fortis, or the Common Shares, are listed on the Toronto Stock Exchange, or the TSX, and the New York Stock Exchange, or the NYSE, under the symbol "FTS". On November 22, 2019, the last trading day before the date hereof, the closing prices of the Common Shares on such exchanges were $53.07 and US$39.94, respectively. We have applied to list the Offered Shares for trading on the TSX and the NYSE. The listing of such Offered Shares on the TSX and the NYSE will be subject to our fulfillment of all of the listing requirements of the TSX and NYSE, respectively.

Price:    •    per Offered Share

	Price to Public	Underwriters' Commission(1)	Net proceeds to Fortis(2)
Per Offered Share	$•	$•	$•
Total(3)	$•	$•	$•

Notes:

(1)
Fortis has agreed to pay the Underwriters    •    % commission, being equal to $    •     per Offered Share purchased by the Underwriters, or the Underwriting Commission. See "Plan of Distribution".

(2)
After deducting the Underwriting Commission to be paid to the Underwriters, but before deducting the expenses of the Offering, which are estimated at $0.7 million.

(3)
Fortis has granted the Underwriters an over-allotment option, or the Over-Allotment Option, exercisable in whole or in part within 30 days from the Closing Date (as defined below), to purchase up to an additional    •    Common Shares, or the Additional Shares, on the same terms as set forth above, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to Public", "Underwriters' Commission" and "Net Proceeds to Fortis" are estimated to be $    •    , $    •    and $    •    , respectively. This Prospectus Supplement also qualifies the distribution of the Over-Allotment Option and any Additional Shares that may be delivered upon the exercise of the Over-Allotment Option. A purchaser who acquires the Additional Shares forming part of the Underwriters' over-allocation position acquires such Additional Shares under this Prospectus Supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution". Unless the context otherwise requires, the term "Offered Shares" includes any Additional Shares issued upon the exercise of the Over-Allotment Option.

        The following table sets forth the number of Additional Shares that may be offered by Fortis pursuant to the Over-Allotment Option:

	Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	• Additional Shares	Up to 30 days following the Closing Date	$• per Additional Share

        The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the

Corporation by Davies Ward Phillips & Vineberg LLP, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to U.S. legal matters. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed to purchase all of the Offered Shares sold under the Underwriting Agreement if any of the Offered Shares are purchased under the Underwriting Agreement. In connection with the Offering, the Underwriters may, subject to applicable laws, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. The terms of the Offering and the Offering Price of the Offered Shares were determined by arm's length negotiation between the Corporation and Scotia Capital Inc., or the Lead Underwriter, on its own behalf and on behalf of the Underwriters. See "Plan of Distribution".

        The Offering is being made concurrently in each of the provinces of Canada pursuant to this Prospectus Supplement and in the United States pursuant to the Corporation's registration statement on Form F-10 (File No. 333-228593) filed with the United States Securities and Exchange Commission, or the SEC, on November 29, 2018 (as amended on December 7, 2018) of which this Prospectus Supplement forms a part.

        The Underwriters propose to offer the Offered Shares initially at the Offering Price specified above. After a reasonable effort has been made by the Underwriters to sell all of the Offered Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by Fortis. See "Plan of Distribution".

        It is expected that the closing date of the Offering, or the Closing Date, will occur on December 3, 2019 or on such earlier or later date as the Corporation and the Underwriters may agree, but in any event not later than 42 days after the date of this Prospectus Supplement.

        Sales of Offered Shares will be settled under the book-based system through the facilities of CDS Clearing and Depository Services Inc., or CDS, or by such other means as we and the Underwriters may agree. Unless otherwise determined by the Corporation and the Underwriters, a purchaser of the Offered Shares will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Offered Shares are purchased.

        Investing in the Common Shares involves certain risks that should be carefully considered. See the "Risk Factors" section of the Prospectus, as well as "Risks Related to the Common Shares" in this Prospectus Supplement.

        The Lead Underwriter,    •    ,    •    and    •    , each an Underwriter, are affiliates of a financial institution that has, either solely or as a member of a syndicate of financial institutions, extended credit facilities to, or holds other indebtedness of, us and/or our subsidiaries. Consequently, Fortis may be considered a "connected issuer" of each of the Lead Underwriter,    •    ,     •    and    •    within the meaning of applicable securities legislation. See "Relationship with Certain of the Underwriters", "Use of Proceeds" and "Plan of Distribution — Conflicts of Interest".

        The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable.

        This Offering is being made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted by the U.S. and Canada, or MJDS, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from U.S. disclosure requirements. Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

        The acquisition of the securities described herein may subject you to tax consequences in both the U.S. and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because Fortis is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, some of the Corporation's officers and directors and some of the experts named in this Prospectus Supplement and the Prospectus are non-U.S. residents, and some of the Corporation's assets and some of the assets of those officers, directors and experts are located outside of the U.S. See "Enforceability of Civil Liabilities".

        Six of our directors, Mr. Paul J. Bonavia, Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Margarita K. Dilley, Ms. Julie A. Dobson and Mr. Joseph L. Welch, reside outside of Canada and each has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2, as agent for service of process. You are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

        THE SECURITIES OFFERED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Corporation's head and registered office are located at Suite 1100, 5 Springdale Street, St. John's, Newfoundland and Labrador A1E 0E4.

Prospectus Supplement

 Prospectus

NOTICE TO READERS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference herein and therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering.

        If the description of the Common Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.

        You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Common Shares in any jurisdiction where the offer is not permitted by law. The information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of those documents, and you should not assume otherwise.

        We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this Prospectus Supplement and the accompanying Prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties and covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

        Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus Supplement to "Fortis", the "Corporation", "we", "us" and "our" refer to Fortis Inc. and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, contain forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). The forward-looking information reflects our current expectations regarding our future growth, results of operations, performance, business prospects and opportunities. The words anticipates, assumes, believes, budgets, can, could, estimates, expects, forecasts, intends, may, might, opportunity, plans, projects, schedule, seeks, should, target, will, would and the negative of these terms and other similar expressions are often intended to identify forward-looking information.

        The forward-looking information in this Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, includes, but is not limited to, statements regarding: the aggregate amount of the total proceeds that we will receive pursuant to the Offering and the expected uses of such proceeds; the expectation that the Concurrent Offering (as defined below) will be completed; the aggregate amount of the gross proceeds of the Concurrent Offering and the expected uses of such proceeds; the expectation that the Corporation's equity requirements will be satisfied through the Offering, the Concurrent Offering and the dividend reinvestment and share purchase plan, or DRIP and as a result, the ATM Distribution (as defined below) is no longer necessary; the expectation that the Corporation will eliminate the discount under its DRIP prior to payment of its March 1, 2020 dividend and that the rate of participation in the DRIP by the Corporation's shareholders may decrease as a result; the expectation that we will not be a "passive foreign investment company" for the taxable year ending December 31, 2019 or thereafter; targeted average annual dividend growth through 2024; forecast capital expenditures for 2019 and the period 2020 through 2024 and potential funding sources for the capital plan; expected timing of filing of regulatory applications and timing, outcome and impact of regulatory decisions; expected or potential funding sources for operating expenses, interest costs and capital expenditure plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will remain compliant with debt covenants throughout 2019; the nature, timing, benefits, funding sources and expected costs of certain capital projects including the Oso Grande Wind Project, Wataynikaneyap Transmission Power Project, Eagle Mountain Woodfibre Gas Line Project, Tilbury 1B, Mutli-Value Regional Transmission Projects, 34.5 to 69 kilovolt Transmission Conversion Project, Southline Transmission Project, Lower Mainland Intermediate Pressure System Upgrade; Transmission Integrity Management Capabilities Project and additional opportunities beyond the base capital expenditure plan; the expectation that the adoption of future accounting pronouncements will not have a material impact on the Corporation's consolidated financial statements and the anticipated timing for adoption; forecast rate base for 2019 and the period 2020 through 2024; the expectation that capital investment will support growth in earnings and dividends; the expectation that the Corporation and its subsidiaries will continue to have reasonable access to long-term capital in 2019; the expectation that subsidiary operating expenses and interest costs will be paid out of subsidiary operating cash flows; the expected sources of cash required of our subsidiaries and Fortis to complete subsidiary capital expenditure programs; the expectation that maintaining the targeted capital structure of our regulated operating subsidiaries will not have an impact on our ability to pay dividends in the foreseeable future; the expectation that Fortis and our subsidiaries will remain compliant with debt covenants throughout 2019; the intent of management to refinance certain borrowings under our and our subsidiaries' long-term committed credit facilities with long-term permanent financing; the expected timing and impact, if any, of the adoption of future accounting pronouncements; statements relating to the addition of renewable capacity at Tucson Electric Power Company, or TEP; the expectation that allocated revenues recognized by ITC Holdings Corp., or ITC, from Canadian entities reserving transmission over the Ontario or Manitoba interface are not expected to be material to ITC; the expectation that TEP has sufficient generating capacity, together with existing power purchase agreements and expected generation plant additions, to satisfy the requirements of its customer base and meet future peak demand requirements; the expectation that changes in energy supply costs may increase electricity prices in a manner that adversely affects Newfoundland Power Inc.'s, or Newfoundland Power, sales; and TEP's expected share of mine reclamation costs.

        The forecasts and projections that make up the forward-looking information included in this Prospectus Supplement and the Prospectus are based on assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; the implementation of the five-year capital expenditure plan; no material capital project and financing cost overrun related to any of our capital projects; the realization of additional opportunities; our board of directors, or the Board of Directors, exercising its discretion to declare dividends, taking into account our business performance and financial condition; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain our electricity and gas systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; the continuation of regulator-approved mechanisms to flow through the cost of natural gas and energy supply costs in customer rates; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; no significant changes in tax laws or proposed tax laws; no significant counterparty defaults; the continued competitiveness of natural gas pricing when compared with electricity and other alternative sources of energy; the continued availability of natural gas, fuel, coal and electricity supply; continuation and regulatory approval of power supply and capacity purchase contracts; the ability to fund defined benefit pension plans, earn the assumed long-term rates of return on the related assets and recover net pension costs in customer rates; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect us or our subsidiaries; no material change in public policies and directions by governments that could materially negatively affect us or our subsidiaries; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; the continued tax deferred treatment of earnings from our foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; favourable labour relations; that we can reasonably assess the merit of and potential liability attributable to ongoing legal proceedings; and sufficient human resources to deliver service and execute the capital expenditure program.

        The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: the price at which the Offered Shares are sold in the Offering and the aggregate net proceeds received by us as a result of the Offering and Concurrent Offering; failure to obtain TSX approval for the amendment of the DRIP to eliminate the discount thereunder; uncertainty regarding the outcome of regulatory proceedings at our utilities; the impact of fluctuations in foreign exchange rates; risks relating to pending and future changes in environmental regulations; interest rate risk; risks associated with the continuation, renewal, replacement and/or regulatory approval of power supply and capacity purchase contracts; risks relating to energy prices; provincial, state and federal regulatory legislative decisions and actions; risks relating to any potential downgrade of our credit ratings; risks relating to our ability to access capital markets on favourable terms or at all; the cost of debt and equity capital; risks associated with changes in economic conditions; changes in regional economic and market conditions which could affect customer growth and energy usage; risks relating to the impact of actual loads, forecasted loads, regional economic conditions, weather conditions, union strikes, labour shortages, material and equipment prices and availability; the performance of the stock market and changing interest rate environment; risks from regulatory approvals for reasons relating to rate construct, environmental, siting, regional planning, cost recovery or other issues or as a result of legal proceedings; risks arising from variances between estimated and actual costs of construction contracts awarded and the potential for greater competition; insurance coverage risk; risk of loss of licences and permits; risk of loss of service area; risks relating to derivatives; the continued ability to hedge foreign exchange risk; counterparty risk; environmental risks; competitiveness of natural gas; natural gas, fuel, coal and electricity supply risk; risks relating to human resources and labour relations; risk of unexpected outcomes of legal proceedings currently against us; risk of not being able to access Indigenous Peoples' lands; weather and seasonality risk; commodity price risk; capital resources and liquidity risks; changes in critical accounting estimates; risks related to changes in tax legislation; the ongoing restructuring of the electric industry; changes to long-term contracts; risk of failure of information technology infrastructure and cyber-attacks or challenges to our information security; risk associated with the impacts of less favourable economic conditions on our results of operations; risk associated with the completion of our 2019 capital expenditure plan, including completion of major capital projects on the timelines anticipated and at the expected amounts; uncertainty in the timing and access to capital markets to arrange sufficient and cost-effective financing to finance, among other things, capital expenditures and the repayment of maturing debt; and certain presently unknown or unforeseen risks, including, but not limited to, acts of terrorism. This list is not exhaustive of the factors that may affect any of our forward-looking information. For additional information with respect to our risk factors and risk factors relating to the Offered Shares, reference should be made to the section of this Prospectus Supplement entitled "Risks Related to the Common Shares", the section of the Prospectus entitled "Risk Factors", to the documents incorporated by reference herein and therein and to our continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and with the SEC.

        Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This forward-looking information is made as of the date of this Prospectus Supplement. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers are cautioned not to place undue reliance on the forward-looking information. All forward-looking information in this Prospectus Supplement, the Prospectus and in the documents incorporated herein and therein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

 DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the Prospectus:

(a)	our Annual Information Form dated February 14, 2019, for the fiscal year ended December 31, 2018;
(b)
our audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017, together with the notes thereto, or the Annual Financial Statements, and the auditor's report thereon of Deloitte LLP dated February 14, 2019;
(c)	our Management Discussion and Analysis of financial condition and results of operations dated February 14, 2019 for the fiscal year ended December 31, 2018, or the Annual MD&A;
(d)	our Management Information Circular dated March 15, 2019 prepared in connection with our annual meeting of shareholders held on May 2, 2019;
(e)
our unaudited interim condensed consolidated financial statements as at September 30, 2019 and 2018 for the three and nine months ended September 30, 2019 and 2018, together with the notes thereto; and
(f)	our Management Discussion and Analysis of financial condition and results of operations dated October 31, 2019 for the three and nine months ended September 30, 2019.

        Any document of the type referred to above, and any material change report (other than any confidential material change report), any business acquisition report and any prospectus supplement relating to the Offering disclosing additional or updated information, subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus.

        Documents and information in an annual report on Form 40-F filed by us with the SEC under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by us with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement of which this Prospectus Supplement forms a part, as applicable, but only if and to the extent expressly so provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval website, or EDGAR, at www.sec.gov.

        Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Prospectus except as so modified or superseded.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Copies of the documents incorporated in this Prospectus Supplement and the Prospectus by reference may be obtained on request without charge from our Corporate Secretary at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800). These documents are also available through the Internet on our website at www.fortisinc.com or on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval, or SEDAR, which can be accessed at www.sedar.com. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus Supplement or the Prospectus and is not, and should not be considered to be, a part of this Prospectus Supplement or the Prospectus unless it is explicitly so incorporated.

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR, and may be accessed at www.sec.gov.

        We have filed with the SEC a registration statement on Form F-10 (File No. 333-228593) under the U.S. Securities Act of 1933, as amended, with respect to the Offered Shares. This Prospectus Supplement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

MARKETING MATERIALS

        Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) that is used by the Underwriters in connection with the Offering does not form a part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

PRESENTATION OF FINANCIAL INFORMATION

        Financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus Supplement and the Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

        This Prospectus Supplement contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table shows, for the periods indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. Except as indicated below, the information is based on the average daily exchange rate as reported by the Bank of Canada. Such exchange rate on November 22, 2019 was C$1.3287 = US$1.00.

	Period End	Average	Low	High
		(C$ per US$)
Year ended December 31,
2018	1.3642	1.2957	1.2288	1.3642
2017	1.2545	1.2986	1.2128	1.3743
Quarter ended,
September 30, 2019	1.3243	1.3204	1.3038	1.3343
June 30, 2019	1.3087	1.3377	1.3087	1.3527
March 31, 2019	1.3363	1.3295	1.3095	1.3600

THE CORPORATION

        The following description of Fortis is derived from selected information about the Corporation contained in the documents incorporated by reference and does not contain all of the information about the Corporation and its business that should be considered before investing in the Offered Shares. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein should be reviewed and considered by prospective purchasers in connection with their investment in the Offered Shares. This Prospectus Supplement may add to, update or change information in the accompanying Prospectus. You should carefully read this entire Prospectus Supplement and the accompanying Prospectus, including the risks and uncertainties discussed in the section titled "Risks Related to the Common Shares" in this Prospectus Supplement, the section titled "Risk Factors" in the Prospectus, and the information incorporated by reference in this Prospectus Supplement, including the consolidated financial statements of the Corporation before making an investment decision.

        We are a North American electric and gas utility holding company, with total assets of approximately $53 billion as at September 30, 2019, and revenue totaling approximately $8.4 billion and $6.5 billion for the year ended December 31, 2018 and the nine months ended September 30, 2019, respectively. In 2018, our electricity distribution systems met a combined peak demand of 33,295 megawatts, or MW, and our gas distribution systems met a peak day demand of 1,599 terajoules, or TJ. For the nine months ended September 30, 2019, our electricity distribution systems met a combined peak demand of 32,441 MW and our gas distribution system met a peak day demand of 1,618 TJ. Our 8,800 employees serve customers at utility operations in five Canadian provinces, nine U.S. states and three Caribbean countries.

        Our business segments are:

  (a)
  Regulated Independent Transmission — United States: consisting of the electric transmission operations of ITC, which is our indirect subsidiary, with Eiffel Investment Pte Ltd (an affiliate of GIC Pte Ltd.) owning a 19.9% interest in ITC. ITC's business consists primarily of the electric transmission operations of ITC's regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, ITC Great Plains, LLC and ITC Interconnection LLC. ITC owns and operates high-voltage transmission systems in Michigan's Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to ITC's systems;

  (b)
  Regulated Electric & Gas Utilities — United States: consisting of vertically integrated electrical and gas utilities in the state of Arizona: TEP, UNS Electric, Inc. and UNS Gas, Inc., each a subsidiary of UNS Energy Corporation, or UNS Energy; together with Central Hudson Gas & Electric Corporation, a regulated transmission and distribution utility located in New York State's Mid-Hudson River Valley;

  (c)
  Regulated Electric & Gas Utilities — Canadian and Caribbean: consisting of: (i) FortisBC Energy, the largest distributor of natural gas in British Columbia, serving residential, commercial and industrial and transportation customers in more than 135 communities; (ii) FortisAlberta Inc., a regulated electric distribution utility serving a substantial portion of southern and central Alberta; (iii) FortisBC Inc., an integrated, regulated electric utility serving the southern interior of British Columbia; (iv) Newfoundland Power, a regulated electric utility that operates throughout the island portion of the Province of Newfoundland and Labrador; (v) Maritime Electric Company, Limited, a regulated electric utility on Prince Edward Island; (vi) FortisOntario Inc., which provides regulated, integrated electric utility service in Fort Erie, Cornwall, Gananoque, Port Colborne and the District of Algoma in Ontario; (vii) a 39% equity investment in the Wataynikaneyap Power Limited Partnership, a power project in Ontario in the development stage; (viii) an indirect approximate 60% controlling ownership interest in Caribbean Utilities Company, Ltd., an integrated electric utility in Grand Cayman, Cayman Islands, the Class A Ordinary Shares of which are listed on the TSX under the symbol CUP.U; (ix) Fortis Turks and Caicos, integrated electric utilities on the Turks and Caicos Islands; and (x) an approximate 33% equity investment in Belize Electricity Limited, an integrated electric utility in Belize;

  (d)
  Non-Regulated — Energy Infrastructure: consisting of: (i) the Aitken Creek natural gas storage facility in British Columbia; and (ii) the 25-MW Mollejon, 7-MW Chalillo and 19-MW Vaca hydroelectric generating facilities in Belize; and

  (e)
  Non-Regulated — Corporate and Other: captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

RECENT DEVELOPMENTS

Concurrent Offering

        Concurrently with the announcement of the Offering, the Corporation entered into an agreement with an institutional investor providing for the purchase and sale by Fortis to certain funds managed by the institutional investor of    •    Common Shares at a price of $    •    per Common Share, for total gross proceeds of $    •    , or the Concurrent Offering. The purchasers in the Concurrent Offering will receive a commitment fee from the Corporation equal to 1% of the gross proceeds of the Concurrent Offering on closing and have agreed not to dispose of the Common Shares purchased in the Concurrent Offering for a period of 45 days from the date of closing of the Concurrent Offering. No underwriter or agent is acting on behalf of Fortis in the Concurrent Offering. The Concurrent Offering will be completed pursuant to a prospectus supplement filed under the Prospectus and, while subject to certain terms and conditions, is not conditional upon the completion of the Offering. Completion of the Offering is not conditional on the completion of the Concurrent Offering, and closing of the Offering may occur in circumstances where the Concurrent Offering is not completed. The Concurrent Offering is expected to close on or about November 29, 2019.

Appointment of Chief Operating Officer

        On November 25, 2019, Fortis announced the appointment of David Hutchens as Chief Operating Officer of Fortis effective January 1, 2020.

        In this newly created role, Mr. Hutchens' responsibilities will broaden to include operational oversight of the Corporation's ten utilities across Canada, the United States and the Caribbean. Mr. Hutchens will also continue as Chief Executive Officer of UNS Energy in Arizona. Formerly, Mr. Hutchens held the position of Executive Vice President, Western Utility Operations with Fortis.

Termination of ATM Distribution

        In connection with the announcement of the Offering and the Concurrent Offering, Fortis has provided notice to the agents under the equity distribution agreement dated December 10, 2018 relating to its at-the-market distribution, or ATM Distribution, that it is terminating the ATM Distribution as of the date of this Prospectus Supplement. The equity required by the Corporation to fund its ongoing capital plan is expected to be obtained through the Offering, the Concurrent Offering and the Corporation's DRIP and as a result, the ATM Distribution is no longer necessary.

FERC Order

        On November 21, 2019, ITC received an order from the Federal Energy Regulatory Commission, or FERC, adopting a new base return on common equity, or ROE, methodology for transmission owners in the Midcontinent Independent System Operator Inc., or MISO, region.

        FERC adjusted the base ROE to 9.88% with an upper end of the zone of reasonableness at 12.24%. Including ROE incentive adders for Regional Transmission Organization participation and independence at ITC, this implies an all-in prospective ROE of 10.63% for ITC's subsidiaries operating in the MISO footprint. This compares to an all-in ROE of 11.07% that ITC was previously accruing. Every 10-basis point change in ROE at ITC impacts earning per share at Fortis by approximately one cent per Common Share. ITC has previously recorded sufficient amounts related to the required refunds generated from the order.

Elimination of DRIP Discount

        Fortis has announced that, subject to the approval of the TSX, it will be terminating the 2% discount currently offered on the purchase of Common Shares under its DRIP with effect for the March 1, 2020 dividend. As a result of the termination by Fortis of the discount under its DRIP, Fortis expects the rate of DRIP participation by the Corporation's shareholders to decrease.

RISKS RELATED TO THE COMMON SHARES

        An investment in the Offered Shares involves certain risks. You should carefully consider the risk factors described under the heading "Business Risk Management" found on pages 30 to 40 of the Annual MD&A which is incorporated by reference herein. In addition, before making an investment decision, you should carefully consider, in light of your own financial circumstances, the risk factors set out below which relate to the Offered Shares, as well as the other information contained in this Prospectus Supplement, the Prospectus, including under the heading "Risk Factors" found on pages 20 to 21, the documents incorporated by reference herein and therein and in all subsequently filed documents incorporated by reference.

Price Volatility of Common Shares

        The market price of our Common Shares has in the past been, and may in the future be, subject to large fluctuations which may result in losses for investors. The market price of our Common Shares may increase or decrease in response to a number of events and factors, including:

  •
  our operating performance and the performance of competitors and other similar entities;

  •
  the public's reaction to our press releases, other public announcements and our filings with the various securities regulatory authorities;

  •
  changes in earnings estimates or recommendations by research analysts who track our securities;

  •
  the operating and share price performance of other entities that investors may deem comparable;

  •
  changes in general economic and/or political conditions;

  •
  changes in the regulatory regimes to which our operating subsidiaries are subject and regulatory decisions affecting our operating subsidiaries;

  •
  the arrival or departure of key personnel;

  •
  acquisitions, strategic alliances or joint ventures involving us or our competitors; and

  •
  the number of Offered Shares in the Offering and the number of Common Shares issued by the Corporation in any other offering, including the Concurrent Offering.

        In addition, the market price of our Common Shares is affected by many variables not directly related to our success and not within our control, including other developments that affect the market for all utilities sector securities or the equity markets generally, the breadth of the public market for our Common Shares, and the attractiveness of alternative investments. These variables may adversely affect the prices of our Common Shares regardless of our operating performance.

Uses of the Net Proceeds from the Offering and the Concurrent Offering

        We currently expect to apply the net proceeds we receive from the Offering and the Concurrent Offering as described under "Use of Proceeds" of this Prospectus Supplement. As described thereunder, management has broad discretion with respect to the actual application of those net proceeds, and may elect to apply such proceeds differently than is described thereunder if management believes that it would be in the Corporation's best interest to do so. The failure by management to apply the net proceeds effectively could have a material adverse effect on our business.

The Concurrent Offering May Not be Completed

        Completion of the Offering is not conditional on the completion of the Concurrent Offering, and closing of the Offering may occur in circumstances where the Concurrent Offering is not completed. The completion of the Concurrent Offering is subject to certain customary conditions. Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Concurrent Offering will be completed. If the Concurrent Offering is not completed, the Corporation will not have all of the net proceeds that it requires to effect the expected use of proceeds from such offerings, see "Use of Proceeds". If the Concurrent Offering is not completed, Fortis could determine, including in the near term, to issue additional securities, including Common Shares, to fund its operations, see "— Future sales or issuances of securities of Fortis".

Future Sales or Issuances of Securities of Fortis

        We may issue additional securities to finance future activities outside of the Offering and the Concurrent Offering. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the expectation that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Payment of Future Dividends

        Our Board of Directors reviews our financial performance quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter, if any. Currently, payment of dividends on our Common Shares is funded primarily from dividends we receive from our subsidiaries. Our subsidiaries are separate legal entities and have no independent obligation to pay dividends to us. Prior to paying dividends to us, the subsidiaries have financial obligations that must be satisfied, including, among others, their operating expenses and obligations to creditors. Furthermore, our utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to us or may require that we contribute capital to them. The future enactment of laws or regulations may prohibit or further restrict the ability of our subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, in the event of a subsidiary's liquidation or reorganization, our right to participate in a distribution of assets is subject to the prior claims of the subsidiary's creditors. As a result, our ability to generate cash flow to pay dividends is reliant on the ability of our subsidiaries to generate sustained earnings and cash flows and to pay dividends.

 CAPITALIZATION

        Upon completion of the Offering and the Concurrent Offering, there will be an aggregate of     •     million additional Common Shares outstanding, or    •     million additional Common Shares if the Over-Allotment Option is exercised in full (in each case on a non-diluted basis).

        The following table sets out the consolidated capitalization of the Corporation as at September 30, 2019 and on a pro forma basis, assuming the completion of the Concurrent Offering and no exercise of the Over-Allotment Option, as of such date after giving effect to (a) the receipt of the net proceeds of the Offering and the Concurrent Offering, determined after deducting the Underwriting Commission and estimated expenses of the Offering and the Concurrent Offering on an after-tax basis, (b) the use of the net proceeds of the Offering and the Concurrent Offering to fund the Corporation's capital plan, repay indebtedness of the Corporation and for general corporate purposes, see "Use of Proceeds", and (c) the changes in Common Shares, long-term debt, capital lease and finance obligations from October 1, 2019 up to and including November 21, 2019. See "Changes in Consolidated Capitalization".

	As at September 30, 2019	Pro forma As at September 30, 2019(1)
	(in millions of dollars)
Total debt, capital lease and finance obligations(2) (net of cash)	23,736	•
Shareholders' equity
Securities offered hereby(3)	—	•
Securities offered in the Concurrent Offering(4)	—	•
Common Shares	12,363	•
Preference shares	1,623	1,623
Additional paid-in capital	11	11
Accumulated other comprehensive loss	593	593
Retained earnings	2,791	•
Total capitalization(5)	41,117	•

(1)
After giving effect to (a) the receipt of the net proceeds of the Offering, assuming no exercise of the Over-Allotment Option, determined after deducting the Underwriting Commission and estimated expenses of the Offering on an after-tax basis, (b) the receipt of the net proceeds of the Concurrent Offering, determined after deducting the estimated expenses of the Concurrent Offering on an after-tax basis, (c) the use of the net proceeds of the Offering and the Concurrent Offering to fund the Corporation's capital plan, repay indebtedness of the Corporation and for general corporate purposes, see "Use of Proceeds", and (d) the changes in Common Shares, long-term debt, capital lease and finance obligations from October 1, 2019 up to and including November 21, 2019. See "Changes in Consolidated Capitalization".

(2)
Includes long-term debt, capital lease and finance obligations, including the current portion and short-term borrowings.

(3)
Assumes no exercise of the Over-Allotment Option.

(4)
Assumes the completion of the Concurrent Offering.

(5)
Excludes non-controlling interests.

CHANGES IN CONSOLIDATED CAPITALIZATION

        The following describes the changes in our share and loan capital structure since September 30, 2019:

  (a)
  During the period from October 1, 2019 up to and including November 21, 2019, we issued an aggregate of 594,789 Common Shares as a result of (i) the sale of Common Shares pursuant to the ATM Distribution, and (ii) the exercise of options granted pursuant to our 2012 Stock Option Plan.

  (b)
  During the period from October 1, 2019 up to and including November 21, 2019, our consolidated long-term debt, capital lease and finance obligations, including current portions and committed credit facility borrowings classified as long-term debt increased by approximately $321 million, principally due to the issuance of US$100 million of long-term debt, the net increase in committed credit facility borrowings and changes in foreign exchange rates over the period.

 DESCRIPTION OF THE COMMON SHARES

        We are authorized to issue an unlimited number of Common Shares. See "Description of Securities Offered — Common Shares" in the Prospectus for a description of the material attributes and characteristics of the Common Shares. As of November 22, 2019, 438,872,038 Common Shares were issued and outstanding.

DIVIDEND POLICY

        Dividends on the Common Shares are declared at the discretion of our Board of Directors. We declared cumulative cash dividends on our Common Shares of $1.75 per Common Share in 2018, $1.65 per Common Share in 2017 and $1.55 per Common Share in 2016. On November 28, 2018, our Board of Directors declared a first quarter dividend of $0.45 per Common Share, which was paid on March 1, 2019 to holders of record on February 15, 2019. On February 14, 2019, our Board of Directors declared a second quarter dividend of $0.45 per Common Share, which was paid on June 1, 2019 to holders of record on May 17, 2019. On July 31, 2019, our Board of Directors announced a third quarter dividend of $0.45 per Common Share, which was paid on September 1, 2019 to holders of record on August 20, 2019. On September 10, 2019, our Board of Directors declared a fourth quarter dividend of $0.4775 per Common Share, which will be paid on December 1, 2019 to holders of record on November 19, 2019. On November 20, 2019, our Board of Directors declared a first quarter dividend for 2020 of $0.4775 per Common Share, which will be paid on March 1, 2020 to holders of record on February 18, 2020. We have increased our annual Common Share dividend payment for 46 consecutive years.

        Fortis is targeting average annual dividend growth of 6% through 2024. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Fortis utilities, the successful execution of the Corporation's five-year capital plan and management's continued confidence in the strength of its diversified portfolio of utilities and record of operational excellence.

USE OF PROCEEDS

        The estimated net proceeds of the Offering are approximately $    •     million, or approximately $    •     million if the Over-Allotment Option is exercised in full. The estimated net proceeds of the Concurrent Offering are approximately $    •     million. We intend to use the net proceeds from the Offering and the Concurrent Offering, if any, to fund the Corporation's capital plan, the repayment of indebtedness of the Corporation and for general corporate purposes. To the extent that the Corporation does not fully deploy the proceeds of the Offering and the Concurrent Offering immediately following closing, we may enter into hedging arrangements with one or more financial counterparties, including affiliates of one or more of the Underwriters, to hedge any currency risk relating to such retained proceeds.

        Any Underwriter or its affiliates which holds any of the indebtedness to be repaid using the proceeds of the Offering and the Concurrent Offering may receive a portion of the proceeds of the Offering and the Concurrent Offering. See "Plan of Distribution — Conflicts of Interest" and "Relationship with Certain of the Underwriters".

        All expenses relating to the Offering (including the Underwriting Commission) will be paid out of the proceeds to the Corporation.

PLAN OF DISTRIBUTION

        Under the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have agreed to purchase, as principals, on the Closing Date, all, but not less than all, of the Offered Shares at a price of $    •    per Offered Share for aggregate gross proceeds of $    •    , payable in cash (net of the Underwriting Commission) to the Corporation against delivery of the Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by arm's length negotiation between the Corporation and the Lead Underwriter, on its own behalf and on behalf of each of the other Underwriters, with reference to the prevailing market price of the Common Shares.

        The obligations of the Underwriters under the Underwriting Agreement are several and not joint, nor joint and several, and subject to compliance with all legal requirements and the conditions contained in the

Underwriting Agreement. Each Underwriter may terminate its obligations under the Underwriting Agreement at its discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Shares.

        The Offering is being made concurrently in each of the provinces of Canada and in the United States pursuant to the MJDS. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

        Subscriptions for the Offered Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Corporation will arrange to electronically deposit the Offered Shares to be issued to purchasers to or for the account of the Underwriters under the book-based system through CDS (or its nominee) on the Closing Date, against payment by the Underwriters to the Corporation of the aggregate purchase price for the Offered Shares. In any event, the Offered Shares are to be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of this Prospectus Supplement. No certificate evidencing the Offered Shares will be issued to purchasers, except in certain limited circumstances. In accordance with the book-based system, CDS will record the CDS participants as the registered owner of Offered Shares on behalf of beneficial owners who have purchased Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.

        It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which will not be two business days following the date of this Prospectus Supplement (this settlement cycle being referred to as T+2). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the Closing Date may be required, by virtue of the fact that the Offered Shares will not settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade such Offered Shares prior to the Closing Date should consult their own advisor.

        Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Offered Shares, subject to the terms and conditions of the Underwriting Agreement, at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the Offering Price. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the offering price of the Offered Shares may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by those Underwriters who sell their proportionate share of the Offered Shares at a reduced price will be decreased by the amount that the aggregate price paid by purchasers for such Offered Shares is less than the price paid by the applicable Underwriters to the Corporation. Notwithstanding any reduction by the Underwriters in the offering price of the Offered Shares, the Corporation will still receive net proceeds of $    •    per Offered Share after payment of the Underwriting Commission, but before payment of the other expenses of the Offering.

        Pursuant to the Underwriting Agreement, the Corporation has agreed to pay the Underwriting Commission to the Underwriters for their services in connection with the distribution of the Offered Shares, including in respect of any Additional Shares sold pursuant to the exercise of the Over-Allotment Option.

        This Prospectus Supplement does not qualify the offering or issuance of Common Shares in the Concurrent Offering. The Offering will be completed on the terms and conditions contained in the Underwriting Agreement, and closing of the Offering may occur in circumstances where the Concurrent Offering is not completed.

        The total expenses related to the Offering to be paid by us, excluding the Underwriting Commission, are estimated to be approximately $0.7 million.

        In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the Prospectus electronically.

Over-Allotment Option

        Fortis has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters until the date that is 30 days after the Closing Date, to purchase up to    •    Additional Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of any Additional Shares issued on the exercise of the Over-Allotment Option. A person who acquires Additional Shares issuable upon exercise of the Over-Allotment Option acquires such Additional Shares under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriting Commission and the net proceeds of the Offering will be $    •    , $    •    and $    •    (before deducting other expenses of the Offering), respectively.

Conflicts of Interest

        As described in "Use of Proceeds", a portion of the net proceeds of the Offering may be used to repay indebtedness of the Corporation. As a result, affiliates of one or more of the Underwriters may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering is being conducted in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority, or FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which there is a "bona fide public market," as defined by FINRA rules.

Price Stabilization and Short Positions

        Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the Exchange Act.

        Pursuant to the rules and/or policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for, or on behalf of, a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        In connection with the Offering, the Underwriters may purchase and sell Offered Shares in the open market. These transactions may include overallotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Common Shares in excess of the number of Common Shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. "Covered" short sales are sales of Common Shares made in an amount up to the number of Common Shares represented by the Over-Allotment Option. In determining the source of Common Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the Over-Allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-Allotment Option. The Underwriters may also make "naked" short sales of Common Shares in excess of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the Offering is in progress. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Indemnity and Contribution

        The Corporation has agreed to indemnify each of the Underwriters and their affiliates and their respective directors, officers, employees, advisors, shareholders, partners and agents against certain liabilities, including liabilities under Canadian and U.S. securities laws, and to contribute to payments that the Underwriters may be required to make in respect thereof.

Lock Up Agreement

        Pursuant to the Underwriting Agreement, the Corporation has agreed, subject to certain exceptions, not to, directly or indirectly, sell, agree or offer to sell, authorize, issue, announce or grant any option for the sale of, or otherwise dispose of any Common Shares or related financial instruments or securities convertible into or exchangeable for Common Shares or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing for a period of 90 days following the Closing Date without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, except for:

  (a)
  issuing Common Shares in connection with the exercise of any currently outstanding options of the Corporation; or

  (b)
  issuing options or restricted share units to acquire Shares pursuant to any stock option plan or equity based compensation plan of the Corporation, as each such plan may be amended from time to time, and the issuance of Shares on the exercise or vesting thereof; or

  (c)
  issuing performance share units, deferred share units or other stock-based compensation arrangements of the Corporation pursuant to any stock based compensation plan of the Corporation, as each such plan may be amended from time to time; or

  (d)
  issuing Common Shares pursuant to the DRIP and employee share purchase plan of the Corporation, or ESPP, as each such plan may be amended from time to time; or

  (e)
  issuing Common Shares pursuant to the Offering, including as a result of the exercise of the Over-Allotment Option; or

  (f)
  issuing up to    •    Common Shares in the Concurrent Offering.

Stock Exchange Listing

        We have applied to list the Common Shares offered by this Prospectus Supplement for trading on the TSX and the NYSE. The listing of such Common Shares on the TSX and the NYSE will be subject to our fulfillment of all of the listing requirements of the TSX and the NYSE, respectively.

RELATIONSHIP WITH CERTAIN OF THE UNDERWRITERS

        Each of the Underwriters is an affiliate of a financial institution that has, either solely or as a member of a syndicate of financial institutions, extended credit facilities to, or holds other indebtedness of, us and/or our subsidiaries. Consequently, we may be considered a "connected issuer" of the Underwriters within the meaning of applicable securities legislation. Proceeds from the Offering may be used to reduce indebtedness owed by us to lending affiliates of the Underwriters or may be invested in short term deposits or securities of or with the Underwriters or their affiliates. The Corporation may, in certain circumstances, enter into hedging arrangements relating to the proceeds of the Offering with financial counterparties which may include affiliates of the Underwriters. See "Use of Proceeds" and "Plan of Distribution".

        The terms of the Offering, including the Offering Price, were determined by negotiation between the Lead Underwriter, on its own behalf and on behalf of each of the other Underwriters, and Fortis. No bank had any involvement in such decision or the determination by Fortis to effect the Offering. As at November 21, 2019, an aggregate of approximately $23,903 million was outstanding under our existing indebtedness, or the Existing Indebtedness, which includes our consolidated long-term debt, capital lease and finance obligations, including current portions, and committed credit facility borrowings classified as long-term debt. We are in material compliance with our respective obligations under the Existing Indebtedness. Since entering into the Existing Indebtedness, no breach thereunder has been waived by the lenders thereof; there has been no material change in our or our subsidiaries' financial position or condition; and the value of any security for any such Existing Indebtedness has not changed, except in the ordinary course of business, or except as otherwise described in this Prospectus Supplement and the Prospectus (including in the documents incorporated by reference herein and therein).

PRIOR SALES

        The following table summarizes our issuances of Common Shares and securities convertible into Common Shares during the 12 months prior to the date of this Prospectus Supplement:

Date	Security	Weighted Average Issue Price or Exercise Price per Security, as applicable	Number of Securities
November 2018	Common — Exercise of Stock Options(1)	$33.58	67,356
December 3, 2018	Common — DRIP(2)	$45.04	1,618,001
December 3, 2018	Common — ESPP(3)	$45.95	75,984
December 2018	Common — Exercise of Stock Options(1)	$35.08	44,682
February 2019	Common — Exercise of Stock Options(1)	$35.18	117,537
March 1, 2019	Common — DRIP(2)	$46.13	1,629,076
March 1, 2019	Common — ESPP(3)	$47.07	187,046
March 2019	Common — Exercise of Stock Options(1)	$35.06	521,653
April 2019	Common — Exercise of Stock Options(1)	$35.77	10,187
May 2019	Common — Exercise of Stock Options(1)	$33.10	149,505
May 2019	Common — ATM Distribution(4)	$50.56	1,055,682
June 1, 2019	Common — DRIP(2)	$50.01	1,528,703
June 1, 2019	Common — ESPP(3)	$51.03	94,519
June 2019	Common — Exercise of Stock Options(1)	$37.22	376,518
June 2019	Common — ATM Distribution(4)	$51.79	1,716,371
July 2019	Common — Exercise of Stock Options(1)	$32.71	6,928
July 2019	Common — ATM Distribution(4)	$52.20	733,923
August 2019	Common — Exercise of Stock Options(1)	$33.82	171,983
September 1, 2019	Common — DRIP(2)	$53.57	1,378,813
September 1, 2019	Common — ESPP(3)	$54.66	74,891
September 2019	Common — Exercise of Stock Options(1)	$38.05	63,454
October 2019	Common — Exercise of Stock Options(1)	$35.01	15,283
October 2019	Common — ATM Distribution(4)	$56.22	563,446
November 2019	Common — Exercise of Stock Options(1)	$30.73	16,060

(1)
Issued on the exercise of options granted pursuant to our 2012 Stock Option Plan.

(2)
Issued pursuant to our DRIP.

(3)
Issued pursuant to our ESPP.

(4)
Issued pursuant to the ATM Distribution.

 TRADING PRICES AND VOLUMES

        The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of our Common Shares on the TSX (as reported by TSX) and the NYSE (as reported by NYSE).

	Trading of Common Shares			Trading of Common Shares
	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)
2018
November	47.06	42.60	28,786,806	35.82	32.48	6,370,720
December	47.36	43.49	27,966,319	35.86	31.80	8,971,774
2019
January	46.96	44.00	24,601,842	35.74	32.85	6,753,913
February	48.10	46.11	22,820,085	36.25	34.96	6,703,655
March	50.06	47.22	26,985,538	37.29	35.50	7,566,171
April	50.47	48.88	21,753,244	37.76	36.46	6,648,254
May	51.35	49.13	27,291,236	38.04	36.49	11,148,765
June	52.95	50.95	22,571,031	40.09	37.78	7,067,672
July	52.90	51.44	15,382,634	40.47	39.14	6,953,052
August	55.31	51.62	21,514,936	41.52	39.16	7,886,637
September	56.79	54.70	24,174,617	42.80	41.20	10,575,457
October	56.94	53.24	24,646,611	42.75	40.74	9,937,964
November 1 - 22	55.36	51.96	22,934,587	41.98	39.29	6,347,751

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes, as of the date of this Prospectus Supplement, the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada), or the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to this Offering and who deals at arm's length with us and the Underwriters for purposes of the Tax Act, or a Holder.

        This summary is based upon the provisions of the Tax Act and the regulations thereunder, or the Regulations, in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced prior to the date hereof, or the "Proposed Amendments", and the current published administrative policies and practices of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders and prospective holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Common Shares pursuant to this Offering, having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Foreign Exchange

        For the purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of a Common Share, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Residents of Canada

        The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act (a) is, or is deemed to be, resident in Canada, (b) holds Common Shares as "capital property", and (c) is not affiliated with us or the Underwriters, or a Resident Holder. Generally, Common Shares are considered to be capital property to a Resident Holder unless they are held in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose Common Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

        This summary is not applicable to a Resident Holder: (a) that is a "financial institution" for the purposes of the "mark-to-market" rules contained in the Tax Act; (b) that is a "specified financial institution"; (c) an interest in which would be a "tax shelter investment"; (d) that has elected to report its Canadian tax results in a currency other than the Canadian currency; or (e) that enters into a "derivative forward agreement" in respect of Common Shares, as each of those terms is defined in the Tax Act. Additional considerations, not discussed herein, may apply to a Resident Holder that is a corporation and is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada (the "other Canadian corporation") that is or becomes, as part of a transaction or event or series of transactions or events that include the acquisition of Common Shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act and in respect of which a subsidiary of Fortis is, or would at any time be, a "foreign affiliate" as defined in the Tax Act of the corporation or the other Canadian corporation. Any such Resident Holder should consult its own tax advisor with respect to an investment in Common Shares.

Dividends

        Dividends received or deemed to be received on Common Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by us as "eligible dividends". A dividend will be an eligible dividend if the recipient receives written notice (which may include a notice published on our website) from us designating the dividend as an "eligible dividend". There may be limitations on our ability to designate dividends as "eligible dividends".

        Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own advisors in this regard.

        A Resident Holder that is a corporation will include dividends received or deemed to be received on Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

        Certain Resident Holders that are corporations, including a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

Dispositions of Common Shares

        A disposition or deemed disposition of a Common Share by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder's adjusted cost base of the Common Share. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Residents of Canada — Taxation of Capital Gains and Capital Losses".

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of certain dividends received or deemed to have been received on such Common Share (or on a share for which such Common Share has been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders should consult their own tax advisors for specific advice regarding the application of the relevant "stop-loss" provisions in the Tax Act.

        The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to this Offering will, at any particular time, be determined in accordance with certain rules in the Tax Act by averaging the cost of such share with the adjusted cost base of every other Common Share owned by the Resident Holder as capital property at that time, if any.

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain, or a taxable capital gain, realized by a Resident Holder in a taxation year must be included in computing the Resident Holder's income for the year, and one-half of any capital loss, or an allowable capital loss, realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

        Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Non-Residents of Canada

        The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada, or a Non-Resident Holder. Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere.

        It is assumed that Common Shares will not be "taxable Canadian property" of a Non-Resident Holder at any time. Generally, Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Common Shares are listed on a designated stock exchange (such as the TSX or the NYSE) at that time, unless at any time during the 60-month period that ends at that time: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm's length and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest (directly or indirectly through one or more partnerships), own 25% or more of our issued shares of any class or series, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any combination of: (i) real or immovable property situated in Canada, (ii) "timber resource property" (within the meaning of the Tax Act), (iii) "Canadian resource property" (within the meaning of the Tax Act) or (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share could be deemed to be taxable Canadian property.

Dividends

        Dividends paid or credited (or deemed to be paid or credited) on Common Shares to a Non-Resident Holder are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty or convention. Under the Canada-United States Income Tax Convention, or the U.S. Treaty, a Non-Resident Holder who is resident in the U.S. for the purposes of the U.S. Treaty and who is entitled to the benefits of such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the U.S. Treaty, dividends may be exempt from Canadian withholding tax if paid to certain Non-Resident Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations, or are qualifying trusts, companies organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits which are exempt from tax in the U.S., and that have complied with specific administrative procedures.

Dispositions of Common Shares

        A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition (or deemed disposition) of a Common Share.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

        The following summary describes the material U.S. federal income tax consequences relating to an investment in the Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment relating to an investment in the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

        This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular investor and each investor is urged to consult its own tax advisor regarding its specific tax situation. The summary applies only to holders who hold Common Shares as "capital assets" (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

  •
  insurance companies;

  •
  regulated investment companies and real estate investment trusts;

  •
  tax exempt organizations;

  •
  broker dealers;

  •
  traders in securities that elect to mark to market;

  •
  banks or other financial institutions;

  •
  investors whose functional currency is not the U.S. dollar;

  •
  U.S. expatriates;

  •
  investors that hold the Common Shares as part of a hedge, straddle or conversion transaction;

  •
  holders that purchase or otherwise acquire Common Shares other than through this Offering; or

  •
  holders that own, directly, indirectly or constructively, stock representing 10.0% or more of the total combined voting stock or value of Fortis.

        Further, this summary does not address the alternative minimum tax consequences of an investment in Common Shares or the indirect consequences to holders of equity interests in entities that own the Common

Shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment in the Common Shares. Each investor should consult its own tax advisor regarding the U.S. federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Common Shares in its particular circumstances.

        An investor is a "U.S. holder" if it is a beneficial owner of Common Shares and is for U.S. federal income tax purposes:

  •
  an individual citizen or resident alien of the U.S.;

  •
  a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a U.S. person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Common Shares should consult their own tax advisors.

Dividends on Common Shares

        Dividends paid by us to a U.S. holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such U.S. holder as ordinary dividend income when such U.S. holder receives the dividend, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Currently, dividends paid by a "qualified foreign corporation" to individual U.S. holders who also meet certain holding period requirements will be taxable at a maximum tax rate of 20%. We expect that Fortis will constitute a qualified foreign corporation for U.S. federal income tax purposes and that distributions it makes to individual U.S. holders that are treated as dividends for U.S. federal income tax purposes will be treated as qualified dividend income eligible for such reduced maximum rates, provided the applicable holding period requirements are met. If distributions by us do not qualify for this reduced maximum rate, U.S. holders will be subject to tax on such distributions at ordinary income rates. Dividends in excess of the current and accumulated earnings and profits of Fortis will be treated first as a non-taxable return of capital reducing such U.S. holder's tax basis in the Common Shares. Any dividends in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. holder held the Common Shares for more than one year. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporate shareholders.

Foreign Tax Credit

        Subject to certain limitations, a U.S. holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such U.S. holder. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the U.S. holder to any foreign country or U.S. possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends received with respect to the Common Shares will be treated as foreign source income and generally will constitute "passive category income" or "general category income" for U.S. foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and U.S. holders may be subject to various limitations on the amount of foreign tax credits that are available. We therefore urge prospective purchasers to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

        The amount of any cash dividend paid in Canadian dollars will equal the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect at the time the dividend is includable in income by the U.S. holder, regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a U.S. holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into U.S. dollars on the date includable in income. If the Canadian dollars are not converted into U.S. dollars on the date includable in income, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.

Sale, Exchange or Other Disposition of Common Shares

        A U.S. holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Common Shares measured by the difference between the amount received and the U.S. holder's adjusted tax basis in the Common Shares. Any gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year and will generally be U.S. source gain or loss. Long-term capital gains of non-corporate U.S. holders, including individuals, will be eligible for reduced tax rates, currently at a maximum of 20%. A U.S. holder's ability to deduct capital losses is subject to limitations.

        For cash-basis U.S. holders who receive foreign currency in connection with a sale, exchange or other disposition of Common Shares, the amount realized will be based upon the U.S. dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale, exchange or other disposition. Accrual-basis U.S. holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other disposition of Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis U.S. holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of such sale, exchange or other disposition and the value prevailing on the settlement date. Any such currency gain or loss will generally be treated as ordinary income or loss that is U.S. source, in addition to the gain or loss, if any, recognized on the sale, exchange or other disposition of Common Shares.

Passive Foreign Investment Company Rules

        U.S. holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if we are, or were to become, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually based on the facts and circumstances in existence at such time and consequently may be subject to change, we do not believe that Fortis is, nor do we expect Fortis to become, a PFIC for U.S. federal income tax purposes. However, the matter is not free from doubt. We urge holders to consult their own tax advisors regarding the adverse tax consequences of owning the Common Shares were Fortis to be or become a PFIC and certain elections that may be available to lessen those adverse consequences.

Medicare Tax

        The U.S. generally imposes a tax of 3.8% on the "net investment income" of certain individuals, trusts and estates whose income exceeds certain thresholds. Among other items, net investment income generally includes gross income from interest and dividends as well as net gain attributable to the disposition of certain property, less certain deductions. U.S. holders should consult their own tax advisors regarding the possible implications of this legislation in their particular circumstances.

Backup Withholding and Information Reporting

        In general, dividends on Common Shares, and payments of the proceeds of a sale, exchange or other disposition of Common Shares, paid to a U.S. holder within the U.S. or through certain U.S.-related financial intermediaries are subject to information reporting requirements and may be subject to backup withholding at a rate currently equal to 24% unless the holder is a corporation or other exempt recipient, or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. U.S. holders who are required to establish their exempt status must provide such certification on IRS Form W-9.

        Backup withholding is not an additional tax. A holder generally will be allowed a credit of the amount of any backup withholding against its U.S. federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder's income tax liability by timely filing a refund claim with the IRS.

        U.S. return disclosure obligations (and related penalties for failure to disclose) apply to certain U.S. individuals who hold specified foreign financial assets if the total value of all such assets is more than US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year. The definition of specified foreign financial assets may include the Common Shares. U.S. holders should consult their own tax advisors regarding the application of these disclosure obligations. U.S. holders may be required to make various tax filings with respect to their investments in the Common Shares, including, among others, IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation).

LEGAL MATTERS

        Certain legal matters relating to this Offering will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and Davies Ward Phillips & Vineberg LLP, New York, New York and on behalf of the Underwriters, with respect to certain legal matters relating to Canadian law, by Stikeman Elliott LLP, Toronto, Ontario, and, with respect to certain legal matters relating to U.S. law, by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario and New York, New York. At the date hereof, partners and associates of each of Davies Ward Phillips & Vineberg LLP and Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any securities of our associates or affiliates.

EXPERTS

        The Annual Financial Statements and the effectiveness of our internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent of us within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Newfoundland and Labrador and within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are continued under the laws of the Province of Newfoundland and Labrador, Canada. The majority of our directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Common Shares who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Common Shares who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.

        We have filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of securities under the registration statement of which this Prospectus Supplement forms a part.

        Additionally, it might be difficult for shareholders to enforce judgments of U.S. courts based solely upon civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the U.S. in a Canadian court against us or any of our non-U.S. resident directors, officers or the experts named in this Prospectus Supplement or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.

        Six of our directors, Mr. Paul J. Bonavia, Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Margarita K. Dilley, Ms. Julie A. Dobson and Mr. Joseph L. Welch, reside outside of Canada and each has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 as agent for service of process. You are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

AUDITOR, TRANSFER AGENT AND REGISTRAR

        Our auditor is Deloitte LLP, 5 Springdale Street, Suite 1000, St. John's, Newfoundland and Labrador A1E 0E4.

        The transfer agent and registrar in Canada for the Common Shares is Computershare Trust Company of Canada in Montreal and Toronto, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. The co-transfer agent and co-registrar in the United States for the Common Shares is Computershare Trust Company, N.A. in Canton, MA, Jersey City, NJ and Louisville, KY, P.O. Box 43078, Providence, Rhode Island 02940-3070.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: (a) the documents referred to under "Documents Incorporated by Reference"; (b) consent of Deloitte LLP; (c) consent of Davies Ward Phillips & Vineberg LLP; (d) powers of attorney from directors and officers of the Corporation; and (e) the Underwriting Agreement.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Fortis at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800) and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	December 6, 2018

FORTIS INC.

$2,500,000,000

COMMON SHARES
FIRST PREFERENCE SHARES
SECOND PREFERENCE SHARES
SUBSCRIPTION RECEIPTS
DEBT SECURITIES

        We may from time to time offer and issue common shares, or Common Shares, first preference shares, or First Preference Shares, second preference shares, or Second Preference Shares, subscription receipts, or Subscription Receipts, and/or unsecured debt securities, or Debt Securities, and together with the Common Shares, First Preference Shares, Second Preference Shares and Subscription Receipts, the Securities, having an aggregate offering price of up to $2,500,000,000 (or the equivalent in U.S. dollars or other currencies), during the 25 month period that this short form base shelf prospectus, or the Prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement, or a Prospectus Supplement.

        We are permitted, under the multi-jurisdictional disclosure system adopted by the United States, or the U.S., and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

        Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

        Prospective investors should be aware that the acquisition of Securities may subject you to tax consequences in both the U.S. and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion contained in any applicable Prospectus Supplement.

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because our company is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, some of our officers and directors and some of the experts named in this Prospectus are non-U.S. residents, and some of our assets and some of the assets of those officers, directors and experts may be located outside of the U.S.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        No underwriter or dealer has been involved in the preparation of, or has performed any review of, this Prospectus.

        The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (a) in the case of Common Shares, the number of shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 — Shelf Distributions); (b) in the case of First Preference Shares and Second Preference Shares, the designation of the particular series, the number of shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the currency or currency unit for which such shares may be purchased, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; (c) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be, and any other specific terms; and (d) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

        All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

        We may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by us in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See "Plan of Distribution".

        This Prospectus also qualifies the distribution of Securities by certain of our securityholders, including one or more of our wholly owned subsidiaries, or each a Selling Securityholder. One or more Selling Securityholders may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See "Plan of Distribution" and "Selling Securityholders".

        Our Common Shares, First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the Toronto Stock Exchange, or TSX, under the symbols "FTS", "FTS.PR.F", "FTS.PR.G", "FTS.PR.H", "FTS.PR.I", "FTS.PR.J", "FTS.PR.K" and "FTS.PR.M", respectively. Our Common Shares are listed on the New York Stock Exchange, or NYSE, under the symbol "FTS". There is currently no market through which the First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities may be sold and purchasers may not be able to resell any First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See the "Risk Factors" section of the applicable Prospectus Supplement.

        This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

        Subject to applicable laws, in connection with any offering of Securities, other than an "at-the-market distribution", the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

        No underwriter or dealer involved in an "at-the-market distribution", no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may over-allot Securities in connection with the distribution or may effect any other transactions that are intended to stabilize or maintain the market price of the Securities in connection with an "at-the-market distribution".

        Each of Mr. Paul J. Bonavia, Mr. Lawrence T. Borgard, Ms. Margarita K. Dilley, Ms. Maura J. Clark, Ms. Julie A. Dobson and Mr. Joseph L. Welch is a director of Fortis who resides outside of Canada. Each of Mr. Paul J. Bonavia, Mr. Lawrence T. Borgard, Ms. Margarita K. Dilley, Ms. Maura J. Clark, Ms. Julie A. Dobson and Mr. Joseph L. Welch has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2, as agent for service of process.

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

NOTICE TO READERS

        Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

        Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to "Fortis", "we", "us" and "our" refer to Fortis Inc. and our consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Capitalized terms used but not otherwise defined in this "Special Note Regarding Forward-Looking Statements" have the meanings ascribed thereto under the heading "Glossary".

        This Prospectus, including the documents incorporated herein by reference, contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information" or "forward-looking statements"). The forward-looking information reflects our current expectations regarding our future growth, results of operations, performance, business prospects and opportunities, based on information currently available. These expectations may not be appropriate for other purposes. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable Canadian securities legislation. The words "anticipates", "assumes", "believes", "budgets", "can", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "opportunity", "plans", "projects", "seeks", "schedule", "should", "target", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects management's current beliefs and is based on information currently available to us.

        The forward-looking information in this Prospectus, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: our forecast gross consolidated and segmented capital expenditures for 2018 and the period from 2019 to 2023 and potential funding sources for the capital plan; the expectation that our significant capital expenditure plan will support continuing growth in earnings and dividends; targeted average annual dividend growth through 2023; the impact of U.S. tax reform on our earnings per share, cash flows at our U.S. regulated utilities and rate base growth; the expectation that allocated revenues recognized by ITC from Canadian entities reserving transmission over the Ontario or Manitoba interface are not expected to be material to ITC; the expectation that Tucson Electric Power Company has sufficient generating capacity, together with existing power purchase agreements and expected generation plant additions, to satisfy the requirements of its customer base and meet future peak demand requirements; the expectation that changes in energy supply costs may increase electricity prices in a manner that adversely affects Newfoundland Power Inc.'s sales; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; the expected timing of the commissioning of the 8.75-MW engine at FortisTCI Limited; Tucson Electric Power Company's expected share of mine reclamation costs; expected consolidated fixed-term debt maturities and repayments in 2018 and over the next five years; the expectation that Fortis and its subsidiaries will continue to have reasonable access to long-term capital in 2018; statements related to Fortis Turks and Caicos' recovery of lost revenue as a result of the impact of Hurricane Irma and the timing thereof; the nature, timing, benefits, expected costs and potential financing sources of certain capital projects including, without limitation, the Multi-Value Regional Transmission Projects and 34.5 to 69 kV Transmission Conversion Project, flexible generation resource investment, Gila River Natural Gas Generating Station Unit 2, the Tilbury liquefied natural gas expansion, Eagle Mountain Woodfibre Gas Line Project, the Lower Intermediate Pressure System Upgrade and Pipeline Integrity Management Program, the Wataynikaneyap Transmission Power Project, the Southline Transmission Project, the New Mexico Wind Project, and the Inland Gas Upgrades Project and additional opportunities beyond the base capital expenditure plan including the Lake Erie Connector Project and liquefied natural gas infrastructure investment opportunities in British Columbia; the expectation that subsidiary operating expenses and interest costs will be paid out of subsidiary operating cash flows; the expected sources of cash required of subsidiaries and Fortis to complete subsidiary capital expenditure programs, including the sale of approximately $1 to $2 billion of assets; the expectation that maintaining the targeted capital structure of our regulated operating subsidiaries will not have an impact on our ability to pay dividends in the foreseeable future; the expectation that Fortis and our subsidiaries will remain compliant with debt covenants throughout 2018; the intent of management to refinance certain borrowings under our and our subsidiaries' long-term committed credit facilities with long-term permanent financing; the expected timing and impact, if any, of the adoption of future accounting pronouncements; our forecast rate base for the period 2018 through 2023; statements relating to the addition of renewable capacity at Tucson Electric Power Company; the expectation that growth at some of our larger utilities may be muted in 2018; the expectation that regulatory deferral mechanisms will capture the financial impacts of changes in usage, gas costs and material costs incurred beyond the control of FortisBC Energy as a result of the incident affecting Enbridge Inc.'s natural gas transmission pipeline; the expectation that the Federal Energy Regulatory Commission's order reducing adders for the Midcontinent Independent System Operator regulated operating subsidiaries will not have a material adverse impact on the results of operations, cash flows or financial position; and the expectation that long-term debt will not be settled prior to maturity.

        The forecasts and projections that make up the forward-looking information included in this Prospectus are based on assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of our capital projects; the realization of additional opportunities; our Board of Directors exercising its discretion to declare dividends, taking into account our business performance and financial conditions; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain the electricity and gas systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; the continuation of regulator-approved mechanisms to flow through the cost of natural gas and energy supply costs in customer rates; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; no significant changes in tax laws; no significant counterparty defaults; the continued competitiveness of natural gas pricing when compared with electricity and other alternative sources of energy; the continued availability of natural gas, fuel, coal and electricity supply; continuation and regulatory approval of power supply and capacity purchase contracts; the ability to fund defined benefit pension plans, earn the assumed long-term rates of return on the related assets and recover net pension costs in customer rates; no significant changes in government energy plans, environmental laws and regulations that may have a material negative affect on us and our subsidiaries; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; the continued tax-deferred treatment of earnings from our foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with First Nations; favourable labour relations; that we can reasonably assess the merit of and potential liability attributable to ongoing legal proceedings; and sufficient human resources to deliver service and execute the capital expenditure plan.

        The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings at our utilities; the impact of fluctuations in foreign exchange rates; risks relating to pending and future changes in environmental regulations; interest rate risk; risks associated with the continuation, renewal, replacement and/or regulatory approval of power supply and capacity purchase contracts; risks relating to energy prices; provincial, state and federal regulatory legislative decisions and actions; risks relating to any potential downgrade of our credit ratings; risks relating to our ability to access capital markets on favourable terms or at all; the cost of debt and equity capital; risks associated with changes in economic conditions; changes in regional economic and market conditions which could affect customer growth and energy usage; risks relating to the impact of actual loads, forecasted loads, regional economic conditions, weather conditions, union strikes, labour shortages, material and equipment prices and availability; the performance of the stock market and changing interest rate environment; risks from regulatory approvals for reasons relating to rate construct, environmental, siting, regional planning, cost recovery or other issues or as a result of legal proceedings; risks arising from variances between estimated and actual costs of construction contracts awarded and the potential for greater competition; insurance coverage risk; risk of loss of licences and permits; risk of loss of service area; risks relating to derivatives; the continued ability to hedge foreign exchange risk; counterparty risk; environmental risks; competitiveness of natural gas; natural gas, fuel, coal and electricity supply risk; risks relating to human resources and labour relations; risk of unexpected outcomes of legal proceedings currently against us; risk of not being able to access First Nations lands; weather and seasonality risk; commodity price risk; capital resources and liquidity risks; changes in critical accounting estimates; risks related to changes in tax legislation; the ongoing restructuring of the electric industry; changes to long-term contracts; risk of failure of information technology infrastructure and cyber-attacks or challenges to our information security; the impact of the Tax Cuts and Jobs Act on our future results of operations and cash flows; risk associated with the impacts of less favourable economic conditions on our results of operations; risk associated with our ability to continue to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC and the Public Company Accounting Oversight Board; risk associated with the completion of our 2018 capital expenditure plan, including completion of major capital projects in the timelines anticipated and at the expected amounts; uncertainty in the timing and access to capital markets to arrange sufficient and cost-effective financing to finance, among other things, capital expenditures and the repayment of maturing debt; and certain presently unknown or unforeseen risks, including, but not limited to, acts of terrorism. For additional information with respect to our risk factors, reference should be made to the section of this Prospectus entitled "Risk Factors", to the documents incorporated herein by reference and to our continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities.

        All forward-looking information in this Prospectus and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of our registration statement: the documents referred to under the heading "Documents Incorporated by Reference"; the consent of Deloitte LLP; the consent of Ernst & Young LLP; the consent of Davies Ward Phillips & Vineberg LLP; the power of attorney of the directors and officers of Fortis; and the Statement of Eligibility on Form T-1 under the U.S. Trust Indenture Act of 1939 of The Bank of New York Mellon.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed by us with securities commissions or similar authorities in Canada. Our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:

  (a)
  our Annual Information Form dated February 14, 2018, for the fiscal year ended December 31, 2017;

  (b)
  our audited consolidated financial statements as at December 31, 2017 and December 31, 2016 and for the fiscal years then ended, together with the notes thereto, and the auditor's report thereon of Deloitte LLP dated February 14, 2018 and the auditor's report thereon of Ernst & Young LLP, our former auditor, dated February 15, 2017, except as to Note 31 which is dated as of February 14, 2018;

  (c)
  our Management Discussion and Analysis of financial condition and results of operations dated February 14, 2018 for the fiscal year ended December 31, 2017, or the Annual MD&A;

  (d)
  our Management Information Circular dated March 16, 2018 prepared in connection with our annual meeting of shareholders held on May 3, 2018, or the Management Information Circular;

  (e)
  our unaudited comparative interim condensed consolidated financial statements as at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017, together with the notes thereto; and

  (f)
  our Management Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2018, or the Interim MD&A.

        Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report, any Prospectus Supplements disclosing additional or updated information, and any "template version" of "marketing materials" (each as defined in National Instrument 41-101 — General Prospectus Requirements) subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus, and prior to the termination of the distribution under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.

        Documents filed by us with the SEC or similar authorities in Canada which are in our current reports on Form 6-K or annual reports on Form 40-F under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, in each case after the date of this Prospectus, shall be deemed to be incorporated by reference as exhibits to the registration statement of which this Prospectus forms a part and, in addition, any other report on Form 6-K and the exhibits thereto shall be deemed to be incorporated by reference into this Prospectus or as exhibits to the registration statement, if and to the extent expressly provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval, or EDGAR, website at www.sec.gov.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        When we file a new annual information form and audited consolidated financial statements and related management discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim condensed consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim condensed consolidated financial statements and the accompanying management discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and accompanying management's discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800). These documents are also available through the Internet on our website at www.fortisinc.com or on SEDAR, which can be accessed at www.sedar.com. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus and is not, and should not be considered to be, a part of this Prospectus, unless it is explicitly so incorporated.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., or MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR, and may be accessed at www.sec.gov.

        We have filed with the SEC a registration statement on Form F-10, or the Registration Statement, under the U.S. Securities Act of 1933, as amended, with respect to the Securities offered by this Prospectus as supplemented by a Prospectus Supplement. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

PRESENTATION OF FINANCIAL INFORMATION

        Financial statements incorporated by reference herein have been prepared in accordance with U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

        This Prospectus contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. Except as indicated below, the information is based on the average daily exchange rate as reported by the Bank of Canada. Such exchange rate on December 4, 2018 was C$1.3219 = US$1.00.

	Period End	Average(1)	Low	High
		(C$ per US$)
Year ended December 31,
2017	1.2545	1.2986	1.2128	1.3743
2016(2)	1.3427	1.3248	1.2544	1.4589
Quarter ended,
September 30, 2018			1.2905	1.3255
June 30, 2018			1.2552	1.3310
March 31, 2018			1.2288	1.3088

(1)
The average of the noon buying rates and daily average rates, as applicable, during the relevant period.

(2)
2016 exchange rates are based on the noon buying rate as reported by the Bank of Canada.

 FORTIS

        We are a North American electric and gas utility holding company, with total assets of approximately $50 billion as at September 30, 2018, and revenue totaling approximately $8.3 billion and $6.2 billion for the year ended December 31, 2017 and the nine months ended September 30, 2018, respectively. In 2017, our electricity distribution systems met a combined peak demand of 32,134 megawatts, or MW, and our gas distribution systems met a peak day demand of 1,585 terajoules, or TJ. For the nine months ended September 30, 2018, our electricity distribution systems met a combined peak demand of 33,458 MW and our gas distribution system met a peak day demand of 1,599 TJ. Our 8,500 employees serve customers at utility operations in five Canadian provinces, nine U.S. states and three Caribbean countries.

        Our business segments are:

  (a)
  Regulated Independent Transmission — United States: consisting of the electric transmission operations of ITC, which is our indirect subsidiary, with Eiffel Investment Pte Ltd (an affiliate of GIC Pte Ltd., or GIC) owning a 19.9% interest in ITC. ITC's business consists primarily of the electric transmission operations of ITC's regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, ITC Great Plains, LLC and ITC Interconnection LLC. ITC owns and operates high-voltage transmission systems in Michigan's Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to ITC's systems;

  (b)
  Regulated Electric & Gas Utilities — United States: consisting of vertically integrated electrical and gas utilities in the state of Arizona: Tucson Electric Power Company, UNS Electric, Inc. and UNS Gas, Inc., each a subsidiary of UNS Energy Corporation; together with Central Hudson Gas & Electric Corporation, a regulated transmission and distribution utility located in New York State's Mid-Hudson River Valley;

  (c)
  Regulated Electric & Gas Utilities — Canadian and Caribbean: consisting of: (i) FortisBC Energy, the largest distributor of natural gas in British Columbia, serving residential, commercial and industrial and transportation customers in more than 135 communities; (ii) FortisAlberta Inc., a regulated electric distribution utility serving a substantial portion of southern and central Alberta; (iii) FortisBC Inc., an integrated, regulated electric utility serving the southern interior of British Columbia; (iv) Newfoundland Power Inc., a regulated electric utility that operates throughout the island portion of the Province of Newfoundland and Labrador; (v) Maritime Electric Company, Limited, a regulated electric utility on Prince Edward Island; (vi) FortisOntario Inc., which provides regulated, integrated electric utility service in Fort Erie, Cornwall, Gananoque, Port Colborne and the District of Algoma in Ontario; (vii) a 49% equity investment in the Wataynikaneyap Power Limited Partnership, a power project in Ontario in the development stage; (viii) an indirect approximate 60% controlling ownership interest in Caribbean Utilities Company, Ltd., an integrated electric utility in Grand Cayman, Cayman Islands, the Class A Ordinary Shares of which are listed on the TSX under the symbol CUP.U; (ix) Fortis Turks and Caicos, integrated electric utilities on the Turks and Caicos Islands; and (x) an approximate 33% equity investment in Belize Electricity Limited, an integrated electric utility in Belize;

  (d)
  Non-Regulated — Energy Infrastructure: consisting of: (i) our 51% controlling ownership interest in the Waneta expansion hydroelectric generating facility in British Columbia; (ii) the Aitken Creek natural gas storage facility in British Columbia; and (iii) the 25-MW Mollejon, 7-MW Chalillo and 19-MW Vaca hydroelectric generating facilities in Belize; and

  (e)
  Non-Regulated — Corporate and Other: captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

RECENT DEVELOPMENTS

At-the-Market Offering

        On March 26, 2018, we filed a prospectus supplement under our base shelf prospectus for an at-the-market distribution of up to $500,000,000 (or the equivalent in U.S. dollars) in Common Shares. This at-the-market common equity program terminated on filing of the preliminary Prospectus.

        It is our current intention to re-establish our at-the-market common equity program, or ATM Program, to permit sales in at-the-market distributions on the TSX, the NYSE or on any other trading market for the Common Shares in Canada or the United States following the issuance of a receipt by the Ontario Securities Commission for the Prospectus. On November 30, 2018, we received the requisite exemptive relief under Canadian securities laws with respect to the re-establishment of our ATM Program. The re-establishment of our ATM Program will be further conditional upon our Registration Statement on Form F-10 filed with the SEC becoming effective, the filing with securities regulatory authorities in each of the provinces of Canada and with the SEC of a Prospectus Supplement under our Prospectus and Registration Statement and the entering into of an equity distribution agreement with agents providing for the sale of Common Shares in at-the-market distributions. The specific terms and conditions of any such offering will be described in the applicable Prospectus Supplement.

SHARE CAPITAL OF FORTIS

        Our authorized share capital consists of an unlimited number of Common Shares, an unlimited number of First Preference Shares issuable in series and an unlimited number of Second Preference Shares issuable in series, in each case without nominal or par value. As at December 4, 2018, 428,428,474 Common Shares, 5,000,000 Cumulative Redeemable First Preference Shares, Series F, or the First Preference Shares, Series F, 9,200,000 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G, or the First Preference Shares, Series G, 7,024,846 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H, or the First Preference Shares, Series H, 2,975,154 Cumulative Redeemable Floating Rate First Preference Shares, Series I, or the First Preference Shares, Series I, 8,000,000 Cumulative Redeemable First Preference Shares, Series J, or the First Preference Shares, Series J, 10,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K, or the First Preference Shares, Series K, and 24,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M, or the First Preference Shares, Series M, were issued and outstanding. Our Common Shares, First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the TSX under the symbols "FTS", "FTS.PR.F", "FTS.PR.G", "FTS.PR.H", "FTS.PR.I", "FTS.PR.J", "FTS.PR.K" and "FTS.PR.M", respectively. Our Common Shares are also listed on the NYSE under the symbol "FTS".

EARNINGS COVERAGE RATIOS

        In accordance with the requirements of the Canadian securities regulatory authorities, the consolidated earnings coverage ratios set out below have been calculated for the 12-month periods ended September 30, 2018 and December 31, 2017. Our interest requirements on all of our outstanding long-term debt amounted to $1,016 million and $1,003 million for the 12 months ended September 30, 2018 and the 12 months ended December 31, 2017, respectively. Our dividend requirements on all of our First Preference Shares for the 12 months ended September 30, 2018 and the 12 months ended December 31, 2017, adjusted to a before-tax equivalent, amounted to $88 million using an effective income tax rate of 27% and $99 million using an effective income tax rate of 34%, respectively. Our earnings before borrowing costs and income tax for the 12 months ended September 30, 2018 and the 12 months ended December 31, 2017 were $2,333 million and $2,456 million, respectively, which is 2.11 times and 2.23 times, respectively, our aggregate interest and dividend requirements for the periods.

        These earnings coverage ratios do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and dividend and interest requirements do not give effect to the issuance of any Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such Securities are not currently known. If we offer First Preference Shares, Second Preference Shares or Debt Securities having a term to maturity in excess of one year under this Prospectus, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

DIVIDEND POLICY

        Dividends on the Common Shares are declared at the discretion of our board of directors, or the Board of Directors. We declared and paid cumulative cash dividends on our Common Shares of $1.65 in 2017, $1.55 in 2016 and $1.43 in 2015. On December 7, 2017, our Board of Directors declared a first quarter dividend of $0.425 per Common Share, which was paid on March 1, 2018 to holders of record on February 15, 2018. On February 14, 2018, our Board of Directors declared a second quarter dividend of $0.425 per Common Share, which was paid on June 1, 2018 to holders of record on May 18, 2018. On July 25, 2018, our Board of Directors declared a third quarter dividend of $0.425 per Common Share, which was paid on September 1, 2018 to holders of record on August 21, 2018. On October 15, 2018, our Board of Directors declared a fourth quarter dividend of $0.45 per Common Share, which was paid on December 3, 2018 to holders of record on November 20, 2018. On November 28, 2018, our Board of Directors declared a first quarter dividend for 2019 of $0.45 per Common Share, which will be paid on March 1, 2019 to holders of record on February 15, 2019. We have increased our annual Common Share dividend payment for 45 consecutive years.

        During the third quarter of 2018, we provided updated dividend guidance targeting average annual dividend growth of 6% through 2023. This guidance takes into account many factors, including the continued good performance of our utilities, growth in our service territories, the expectation of reasonable outcomes for regulatory proceedings, and the successful execution of our five-year capital investment plan.

        Regular quarterly dividends at the prescribed annual rate have been paid on all of the First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M, or the Outstanding First Preference Shares, respectively. Our Board of Directors declared a first quarter dividend on the Outstanding First Preference Shares on December 7, 2017, in each case in accordance with the applicable prescribed annual rate or floating rate, as the case may be, which was paid on March 1, 2018 to holders of record on February 15, 2018. On February 14, 2018, our Board of Directors declared a second quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on June 1, 2018 to holders of record on May 18, 2018. On July 25, 2018, our Board of Directors declared a third quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on September 1, 2018 to holders of record on August 21, 2018. On October 15, 2018, our Board of Directors declared a fourth quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on December 3, 2018 to holders of record on November 20, 2018. On November 28, 2018, our Board of Directors declared a first quarter dividend for 2019 on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case to be paid on March 1, 2019 to holders of record on February 15, 2019.

DESCRIPTION OF SECURITIES OFFERED

Common Shares

        Common Shares may be offered separately or together with First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus. Common Shares may also be issuable on conversion or exchange of certain Debt Securities and Subscription Receipts qualified for issuance under this Prospectus.

        Each Common Share offered hereunder will have the terms described below.

Dividends

        Dividends on Common Shares are declared at the discretion of our Board of Directors. Holders of Common Shares are entitled to dividends on a pro rata basis if, as and when declared by our Board of Directors. Subject to the rights of the holders of the First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive dividends in priority to or rateably with the holders of the Common Shares, our Board of Directors may declare dividends on the Common Shares to the exclusion of any of our other classes of shares.

Liquidation, Dissolution or Winding-Up

        On our liquidation, dissolution or winding-up, holders of Common Shares are entitled to participate rateably in any distribution of our assets, subject to the rights of holders of First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive our assets on such a distribution in priority to or rateably with the holders of the Common Shares.

Voting Rights

        Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each Common Share held at such meetings.

First Preference Shares

        The following is a summary of the material rights, privileges, conditions and restrictions attached to the First Preference Shares as a class. The specific terms of the First Preference Shares, including the currency in which First Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this section apply to those First Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of First Preference Shares may be sold separately or together with Common Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.

Issuance in Series

        Our Board of Directors may from time to time issue First Preference Shares in one or more series. Prior to issuing shares in a series, our Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of First Preference Shares.

Priority

        The shares of each series of First Preference Shares rank on a parity with the First Preference Shares of every other series and in priority to all of our other shares, including the Second Preference Shares, as to the payment of dividends, return of capital and the distribution of our assets in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs. Each series of First Preference Shares participates rateably with every other series of First Preference Shares in respect of accumulated cumulative dividends and returns of capital if any amount of cumulative dividends, whether or not declared, or amount payable on the return of capital in respect of a series of First Preference Shares, is not paid in full.

Voting

        The holders of the First Preference Shares are not entitled to any voting rights as a class except to the extent that voting rights may from time to time be attached to any series of First Preference Shares, and except as provided by law or as described below under "— Modification". At any meeting of the holders of First Preference Shares, each holder shall have one vote in respect of each First Preference Share held.

Redemption

        Subject to the provisions of the Corporations Act (Newfoundland and Labrador) and any provisions relating to any particular series, we, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding First Preference Shares of any one or more series on payment for each such First Preference Share of such price or prices as may be applicable to such series. Subject to the foregoing, if only a part of the then outstanding First Preference Shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as our Board of Directors or the transfer agent for the First Preference Shares, if any, decide, or if our Board of Directors so determine, may be redeemed pro rata disregarding fractions.

Modification

        The class provisions attached to the First Preference Shares may only be amended with the prior approval of the holders of the First Preference Shares in addition to any other approvals required by the Corporations Act (Newfoundland and Labrador) or any other statutory provisions of like or similar effect in force from time to time. The approval of the holders of the First Preference Shares with respect to any and all matters may be given by at least two-thirds of the votes cast at a meeting of the holders of the First Preference Shares duly called for that purpose.

Second Preference Shares

        The rights, privileges, conditions and restrictions attaching to the Second Preference Shares are substantially identical to those attaching to the First Preference Shares, except that the Second Preference Shares are junior to the First Preference Shares with respect to the payment of dividends, repayment of capital and the distribution of our assets in the event of a liquidation, dissolution or winding up.

        The specific terms of the Second Preference Shares, including the currency in which Second Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this Prospectus apply to those Second Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of Second Preference Shares may be sold separately or together with Common Shares, First Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.

Subscription Receipts

        Subscription Receipts may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement, or the Subscription Receipt Agreement, that will be entered into between us and the escrow agent, or the Escrow Agent, at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

        The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

        The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

        This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

  (a)
  the number of Subscription Receipts;

  (b)
  the price at which the Subscription Receipts will be offered;

  (c)
  conditions, or the Release Conditions, for the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

  (d)
  the procedures for the exchange of the Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

  (e)
  the number of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities to be exchanged for each Subscription Receipt;

  (f)
  the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

  (g)
  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  (h)
  the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

  (i)
  the identity of the Escrow Agent;

  (j)
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

  (k)
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

  (l)
  procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

  (m)
  any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  (n)
  material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts; and

  (o)
  any other material terms and conditions of the Subscription Receipts.

        Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Escrow

        The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

        The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Debt Securities

        Debt Securities, which will be our direct senior or subordinated obligations, may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Subscription Receipts under this Prospectus, or on conversion or exchange of any such Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement.

        Debt Securities may be issued under a trust indenture dated as of October 4, 2016 between us, The Bank of New York Mellon, as the U.S. trustee, and BNY Trust Company of Canada, as the Canadian co-trustee, or the U.S. Indenture, or under a trust indenture dated as of December 12, 2016 between us and Computershare Trust Company of Canada, or the Canadian Indenture, a copy of each of which has been filed on our SEDAR profile at www.sedar.com, as supplemented from time to time. Debt Securities issued under the Canadian Indenture will not be offered or sold to persons in the U.S. pursuant to this Prospectus. Debt Securities may also be issued under new indentures between us and a trustee or trustees as will be described in a Prospectus Supplement for such Debt Securities, or collectively, with the U.S. Indenture and the Canadian Indenture, the Indentures. A copy of any Indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.

        This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

        We conduct our business primarily through our subsidiaries. Accordingly, our ability to meet our obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Our subsidiaries are separate legal entities and have no independent obligation to pay dividends to us. Prior to paying dividends to us, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, our regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to us or may require that we contribute capital. The future enactment of laws or regulations may prohibit or further restrict the ability of our subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that we and our creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of our subsidiaries have incurred substantial amounts of debt in the operations and expansion of their businesses, and we anticipate that certain of our subsidiaries will continue to do so in the future.

        Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries.

        As of December 4, 2018, on a consolidated basis (including securities due within one year), we and our operating subsidiaries had approximately $24.2 billion of outstanding debt, of which approximately $18.9 billion was subsidiary debt. Unless otherwise specified in a Prospectus Supplement, the Indentures do not limit, and future Indentures will not limit, the amount of indebtedness or preference or preferred shares issuable by our subsidiaries.

        The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Indenture under which such Debt Securities are issued.

General

        The Indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

        The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:

  (a)
  the title of the series;

  (b)
  the total principal amount of the Debt Securities of the series;

  (c)
  the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

  (d)
  the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

  (e)
  any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

  (f)
  whether we may extend the interest payment periods and, if so, the terms of the extension;

  (g)
  the place or places where payments will be made;

  (h)
  whether we have the option to redeem the Debt Securities and, if so, the terms of such redemption option;

  (i)
  any obligation that we have to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;

  (j)
  any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;

  (k)
  the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;

  (l)
  if payments may be made, at our election or at the holder's election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

  (m)
  the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

  (n)
  whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;

  (o)
  the events of default or covenants with respect to the Debt Securities;

  (p)
  any index or formula used for determining principal, premium or interest;

  (q)
  the terms of the subordination of any series of subordinated debt;

  (r)
  if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

  (s)
  the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and

  (t)
  any other terms.

        The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. A copy of any such instalment receipt and pledge agreement will be filed by us with securities regulatory authorities after it has been entered into and will be available on our SEDAR profile at www.sedar.com.

CHANGES IN SHARE AND LOAN CAPITAL STRUCTURE

        The following describes the changes in our share and loan capital structure since September 30, 2018:

  (a)
  During the period from October 1, 2018 up to and including December 4, 2018, we issued an aggregate of 80,052 Common Shares in connection with the exercise of options granted pursuant to our 2012 Stock Option Plan.

  (b)
  During the period from October 1, 2018 up to and including December 4, 2018, our consolidated long-term debt, capital lease and finance obligations, including current portions and committed credit facility borrowing classified as long-term debt increased by approximately $1.0 billion, principally due to changes in foreign exchange rates over the period, the issuance of US$555 million of long-term debt, the repayment of US$130 million of long-term debt, and the net increase in committed credit facility borrowings.

PRIOR SALES

        We have not sold or issued any First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities or securities convertible into First Preference Shares, Second Preference Shares or Debt Securities during the 12 months prior to the date hereof. The following table summarizes our issuances of Common Shares and securities convertible into Common Shares during the 12 months prior to the date of this Prospectus:

Date	Security	Weighted Average Issue Price or Exercise Price per Security, as applicable	Number of Securities
November 2017	Common — Exercise of Stock Options(1)	$33.37	51,656
December 1, 2017	Common — DRIP(2)	$46.78	1,452,118
December 1, 2017	Common — ESPP(3)	$47.72	79,446
December 2017	Common — Exercise of Stock Options(1)	$37.35	5,829
January 2018	Common — Exercise of Stock Options(1)	$32.95	10,892
February 2018	Common — Exercise of Stock Options(1)	$33.24	102,556
March 1, 2018	Common — DRIP(2)	$41.08	1,543,414
March 1, 2018	Common — ESPP(3)	$41.91	195,214
March 2018	Common — Exercise of Stock Options(1)	$33.37	58,305
May 2018	Common — Exercise of Stock Options(1)	$30.73	1,000
June 1, 2018	Common — DRIP(2)	$40.86	1,641,083
June 1, 2018	Common — ESPP(3)	$41.69	103,060
June 2018	Common — Exercise of Stock Options(1)	$30.73	33,950
July 2018	Common — Exercise of Stock Options(1)	$33.28	5,405
August 2018	Common — Exercise of Stock Options(1)	$38.08	5,027
September 4, 2018	Common — DRIP(2)	$41.62	1,704,236
September 4, 2018	Common — ESPP(3)	$42.47	84,929
September 2018	Common — Exercise of Stock Options(1)	$34.80	27,947
November 2018	Common — Exercise of Stock Options(1)	$33.58	67,356
December 3, 2018	Common — DRIP(2)	$45.04	1,618,001
December 3, 2018	Common — ESPP(3)	$45.95	75,984
December 2018	Common — Exercise of Stock Options(1)	$34.27	12,696

(1)
Issued on the exercise of options granted pursuant to our 2006 Stock Option Plan or our 2012 Stock Option Plan.

(2)
Issued pursuant to our Dividend Reinvestment Plan, or DRIP.

(3)
Issued pursuant to our Employee Share Purchase Plan, or ESPP.

 TRADING PRICES AND VOLUMES

        The following tables set forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of our Common Shares on the TSX and NYSE and of our Outstanding First Preference Shares on the TSX.

	Trading of Common Shares			Trading of Common Shares
	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)
2017
November	48.73	46.53	14,498,699	38.24	36.13	1,993,741
December	47.96	45.69	15,184,454	37.60	35.77	1,581,609
2018
January	46.00	42.56	23,833,658	36.63	34.49	2,164,264
February	43.48	39.38	27,141,195	35.35	31.41	2,299,440
March	43.83	41.52	26,194,320	34.03	32.29	1,889,339
April	43.83	41.76	15,120,177	34.19	32.83	1,267,252
May	43.60	41.31	17,886,103	33.78	31.84	940,059
June	42.41	40.21	18,718,490	32.00	30.88	2,235,938
July	43.18	41.71	15,867,578	33.00	31.57	2,281,643
August	43.65	42.05	17,701,954	33.41	32.11	1,276,184
September	43.14	41.67	17,025,568	33.00	32.09	1,269,752
October	44.04	40.71	33,041,713	33.84	31.37	3,126,161
November	47.06	42.60	28,786,806	35.81	32.48	2,421,948
December 1 to 4	47.35	45.98	2,590,459	35.86	34.92	200,202

	Trading of First Preference Shares, Series F			Trading of First Preference Shares, Series G
	TSX			TSX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2017
November	24.70	24.01	52,990	21.75	21.35	125,343
December	24.34	23.66	49,842	21.85	21.25	144,539
2018
January	24.56	23.90	52,581	23.46	21.80	314,574
February	24.01	23.14	116,545	23.49	22.65	481,057
March	23.40	23.04	26,613	22.89	21.69	164,323
April	23.37	22.88	49,779	21.86	21.35	360,277
May	23.35	22.62	22,564	22.75	21.41	263,086
June	23.00	22.56	44,988	22.00	21.69	131,944
July	23.05	22.74	91,350	22.46	21.59	99,568
August	23.09	22.67	117,689	22.45	21.81	71,417
September	22.90	22.68	38,973	22.21	21.55	108,121
October	22.78	21.53	78,511	21.94	19.76	347,351
November	22.42	21.21	76,509	20.96	18.01	93,717
December 1 to 4	21.74	21.60	1,351	18.57	17.80	173,783

	Trading of First Preference Shares, Series H			Trading of First Preference Shares, Series I
	TSX			TSX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2017
November	17.28	17.00	319,303	16.98	16.50	21,350
December	18.17	17.01	340,006	17.19	16.46	39,581
2018
January	19.27	17.95	448,894	19.41	17.10	149,365
February	18.95	18.39	58,465	19.00	18.22	60,571
March	18.55	17.72	117,162	18.69	17.69	11,052
April	18.04	17.46	48,388	17.90	17.53	13,728
May	18.96	17.83	47,539	18.84	17.85	52,500
June	18.81	18.29	138,802	18.65	18.07	106,500
July	18.80	18.20	57,802	18.85	18.21	22,735
August	18.76	18.30	153,861	19.05	18.50	16,689
September	18.58	18.21	26,453	18.90	18.42	15,800
October	18.51	17.09	292,217	19.33	17.42	67,159
November	17.94	15.61	68,366	18.33	16.26	19,705
December 1 to 4	16.18	15.61	2,746	16.65	16.65	100

	Trading of First Preference Shares, Series J			Trading of First Preference Shares, Series K
	TSX			TSX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2017
November	24.00	23.27	83,380	21.82	21.30	131,077
December	23.60	22.75	131,274	21.80	21.08	171,761
2018
January	23.48	22.77	88,753	22.98	21.61	157,367
February	23.20	22.10	73,891	23.00	22.35	60,197
March	22.66	22.23	64,898	22.60	21.52	232,405
April	22.80	22.12	71,416	21.72	21.28	75,323
May	22.60	21.89	126,261	22.70	21.58	108,200
June	22.28	21.90	153,957	21.99	21.50	52,196
July	22.45	21.10	80,266	21.88	21.37	65,424
August	22.45	21.92	182,692	22.06	21.58	346,042
September	22.08	21.87	108,890	21.87	21.47	112,970
October	22.03	20.77	153,462	21.94	20.05	237,944
November	21.71	20.45	93,375	21.11	18.05	163,491
December 1 to 4	20.99	20.79	10,987	18.41	17.05	23,029

	Trading of First Preference Shares, Series M
	TSX
	High	Low	Volume
	($)	($)	(#)
2017
November	23.95	23.51	379,051
December	23.82	23.18	186,468
2018
January	24.41	23.65	921,049
February	24.45	23.67	218,630
March	23.96	23.28	158,451
April	23.66	23.26	175,864
May	24.07	23.35	1,231,722
June	25.00	23.40	412,482
July	23.98	23.24	195,966
August	24.22	23.71	75,810
September	24.20	23.64	178,167
October	24.07	22.15	203,354
November	23.23	19.56	208,333
December 1 to 4	19.80	19.10	36,532

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of Securities to repay indebtedness, to directly or indirectly finance future growth opportunities and/or for general corporate purposes. Specific information about the use of net proceeds of any offering of Securities under this Prospectus will be set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, U.S. dollars or other currencies. We may, from time to time, issue securities other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

        We and any Selling Securityholder may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the U.S., or in both jurisdictions. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 — Shelf Distributions), and the proceeds to us or the applicable Selling Securityholder from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us or the applicable Selling Securityholder.

        If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

        The Securities may also be sold directly by us or any Selling Securityholder in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us or the Selling Securityholder, as applicable, or through agents designated by us or the Selling Securityholder, as applicable, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us or the Selling Securityholder, as applicable, to that agent will be set forth, in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

        In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us or the Selling Securityholder, as applicable, in the form of commissions, concessions and discounts. Any such commissions may be paid out of our or the Selling Securityholder's general funds, as applicable, or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the us or the Selling Securityholder, as applicable, to indemnification by us or the Selling Securityholder, as applicable, against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

        Sales of Common Shares under an ATM Program, if any, will be made pursuant to an accompanying Prospectus Supplement, and the specific terms and conditions of any such offering will be described in the applicable Prospectus Supplement. Sales of Common Shares under any ATM Program will be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 — Shelf Distributions. The volume and timing of any "at-the-market distributions" will be determined at our sole discretion. See "Recent Developments — At-the-Market Offering".

        In connection with any offering of Securities, other than an "at-the-market distribution", the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

        No underwriter or dealer involved in an "at-the-market distribution", no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may over-allot Securities in connection with the distribution or may effect any other transactions that are intended to stabilize or maintain the market price of the Securities in connection with an "at-the-market distribution".

SELLING SECURITYHOLDERS

        This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (a) the names of the Selling Securityholders; (b) the number and type of Securities owned, controlled or directed by each of the Selling Securityholders; (c) the number of Securities being distributed for the account of each Selling Securityholder; (d) the number of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the relevant class; (e) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (f) if the Selling Securityholder purchased any of the Securities held by it in the 24 months preceding the date of the Prospectus Supplement, the date or dates on which the Selling Securityholders acquired the Securities; and (g) if the Selling Securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a U.S. person.

RISK FACTORS

        An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risk factors described under:

  (a)
  the heading "Business Risk Management" found on pages 36 to 47 of the Annual MD&A; and

  (b)
  the heading "Business Risk Management" found on pages 11-12, 16-17 and 21 of the Interim MD&A,

each of which is incorporated by reference herein. In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE requirements.

        As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We expect to follow Canadian home country practices with regard to obtaining shareholder approval for certain dilutive events. We may in the future elect to follow Canadian home country practices with regard to other matters such as the formation and composition of our Board of Directors, our audit, human resources and governance and nominating committees and separate sessions of independent directors. Accordingly, our investors may not be afforded the same protection as provided under NYSE corporate governance rules. Following Canadian home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers.

As a foreign private issuer, we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports, which could result in the Securities being less attractive to investors.

        As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company's securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company's securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

        We will lose our foreign private issuer status if a majority of our shares are held by U.S. persons and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, loss of foreign private issuer status would make compliance with such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than the costs we incur as a Canadian foreign private issuer eligible to use MJDS.

        If we cease to be a foreign private issuer, we would not be eligible to use MJDS or other foreign issuer forms and will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements that are available to foreign private issuers with securities listed on the NYSE.

AUDITORS

        Our auditors are Deloitte LLP, 5 Springdale Street, Suite 1000, St. John's, Newfoundland and Labrador A1E 0E4. Deloitte LLP is independent of us in accordance with the Rules of Professional Conduct of the Association of Chartered Professional Accountants of Newfoundland and Labrador and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board.

        Ernst & Young LLP, Chartered Professional Accountants, Fortis Place, 5 Springdale Street, Suite 800, St. John's, Newfoundland and Labrador A1E 0E4, have audited our comparative consolidated financial statements as at December 31, 2016 and for the fiscal year then ended, which have been incorporated by reference into this Prospectus. As of February 14, 2017, and throughout 2016, Ernst & Young LLP was independent of Fortis within the meaning of the Rules of Professional Conduct of the Association of Chartered Professional Accountants of Newfoundland and Labrador.

LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto. At the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Province of Newfoundland and Labrador, Canada. The majority of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.

        We have filed with the SEC, concurrently with the registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

        Additionally, it might be difficult for shareholders to enforce judgments of U.S. courts based solely upon civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the U.S. in a Canadian court against us or any of our non-U.S. resident directors, officers or the experts named in this Prospectus or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.

        Six of our directors, Mr. Paul J. Bonavia, Mr. Lawrence T. Borgard, Ms. Margarita K. Dilley, Ms. Maura J. Clark, Ms. Julie A. Dobson and Mr. Joseph L. Welch, reside outside of Canada and each has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador A1B 3T2 as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

GLOSSARY

        Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to "Fortis", "we", "us" and "our" refer to Fortis Inc. and our consolidated subsidiaries.

"Annual MD&A" refers to our Management Discussion and Analysis of financial condition and results of operations dated February 14, 2018 for the fiscal year ended December 31, 2017.

"ATM Program" has the meaning set forth in the section entitled "Recent Developments".

"Board of Directors" refers to our board of directors.

"Canadian Co-trustee" refers to BNY Trust Company of Canada, in its capacity as Canadian co-trustee under the U.S. Indenture.

"Canadian Indenture" refers to the trust indenture dated December 12, 2016, between us and Computershare Trust Company of Canada.

"Common Shares" refers to our common shares.

"Debt Securities" refers to unsecured debt securities that may be issued by us under a Prospectus Supplement.

"Escrow Agent" refers to the financial institution authorized to carry on business as a trustee that will enter into a Subscription Receipt Agreement in connection with any issuance of Subscription Receipts.

"Escrowed Funds" refers to the gross proceeds from the sale of the Subscription Receipts, together with interest and income earned thereon.

"Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended.

"First Preference Shares" refers to our first preference shares.

"First Preference Shares, Series F" refers to our Cumulative Redeemable First Preference Shares, Series F.

"First Preference Shares, Series G" refers to our Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G.

"First Preference Shares, Series H" refers to our Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H.

"First Preference Shares, Series I" refers to our Cumulative Redeemable Floating Rate First Preference Shares, Series I.

"First Preference Shares, Series J" refers to our Cumulative Redeemable First Preference Shares, Series J.

"First Preference Shares, Series K" refers to our Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K.

"First Preference Shares, Series M" refers to our Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M.

"FortisBC Energy" refers to FortisBC Energy Inc.

"Fortis Turks and Caicos" refers, collectively, to FortisTCI Limited and Turks and Caicos Utilities Limited.

"GIC" refers to GIC Pte Ltd.

"Indentures" has the meaning set forth in the section entitled "Description of Securities Offered — Debt Securities".

"Interim MD&A" refers to our Management Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2018.

"ITC" refers to ITC Holdings Corp.

"Management Information Circular" refers to our Management Information Circular dated March 16, 2018 prepared in connection with our annual meeting of shareholders held on May 3, 2018.

"Outstanding First Preference Shares" refers to, collectively, our First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M.

"Prospectus" refers to this short form base shelf prospectus, as amended or supplemented from time to time.

"Prospectus Supplement" refers to a prospectus supplement relating to an offering of Securities accompanying and incorporated by reference into this Prospectus.

"Release Conditions" refers to conditions for the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable.

"Second Preference Shares" refers to our second preference shares.

"Securities" refers to, collectively, Common Shares, First Preference Shares, Second Preference Shares, Subscription Receipts and/or Debt Securities.

"Selling Securityholder" refers to any of our securityholders that distributes Securities under this Prospectus and an accompanying Prospectus Supplement, which may include one or more of our wholly owned subsidiaries.

"Subscription Receipt Agreement" refers to the subscription receipt agreement to be entered into among us, one or more underwriters and the Escrow Agent providing for the issuance of Subscription Receipts.

"Subscription Receipts" refers to subscription receipts that may be issued by us under a Prospectus Supplement.

"U.S. Indenture" refers to the trust indenture dated as of October 4, 2016 among us, the U.S. Trustee and the Canadian Co-trustee.

"U.S. Trustee" refers to The Bank of New York Mellon.

        Further, as used in this Prospectus, the abbreviations contained herein have the meanings set forth below.

DRIP	our Dividend Reinvestment Plan, as amended from time to time
EDGAR	Electronic Document Gathering and Retrieval System
ESPP	our Employee Share Purchase Plan, as amended from time to time
MJDS	Multi-Jurisdictional Disclosure System of the U.S. and Canada
MW	megawatt(s)
NYSE	New York Stock Exchange
SEC	U.S. Securities and Exchange Commission
SEDAR	Canadian System for Electronic Document Analysis and Retrieval
TJ	terajoules
TSX	Toronto Stock Exchange
U.S.	United States of America
U.S. GAAP	U.S. generally accepted accounting principles